PROSPECTUS SUPPLEMENT NO. 8 (TO PROSPECTUS DATED MAY 6, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-264258

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This prospectus supplement updates and supplements the prospectus dated May 6, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-264258). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q covering the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022 (the “Quarterly Report on Form 10-Q”). Accordingly, we have attached the Quarterly Report on Form 10-Q to this prospectus supplement.
You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.
Our Common Stock and Public Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “XOS” and “XOSWW,” respectively. On November 9, 2022, the closing price of our Common Stock was $1.04 and the closing price for our Public Warrants was $0.1006.
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See the section entitled “Risk Factors” beginning on page 8 of the Prospectus, as updated and supplemented by the section entitled “Risk Factors” in this prospectus supplement and under similar headings in any further amendments or supplements to the prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________________
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  __________ to __________
Commission file number 001-39598
XOS, INC.
______________________________________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	98-1550505
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3550 Tyburn Street Los Angeles, CA	90065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 316-1890

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.0001 par value per share	XOS	Nasdaq Global Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	XOSWW	Nasdaq Global Market
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes ☐    No  ☒
The registrant had outstanding 168,034,218 shares of Common Stock, $0.0001 par value as of November 7, 2022.

Forward-Looking Statements

This Quarterly Report on Form 10-Q (the “Report”), including, without limitation, statements under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•our ability to successfully commercialize our Fleet-as-a-Service offering to customers over time;

•delays in the design, manufacturing and wide-spread deployment of our vehicles, powertrains and battery packs;

•our ability to grow market share in our existing markets or any new markets we may enter;

•our ability to successfully complete strategic relationships and alliances with third parties or acquisitions in the future;

•changes in domestic and foreign business, market, financial, political and legal conditions;

•changes in applicable laws or regulations;

•our financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;

•changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•our ability to maintain an effective system of internal controls over financial reporting;

•our ability to respond to general economic conditions, including supply chain delays or interruptions that may occur;

•our ability to manage our growth effectively;

•our ability to achieve and maintain profitability in the future;

•our future capital requirements and our ability to access sources of capital, including debt financing and other sources of capital to finance operations and growth;

•our ability to maintain and enhance our products and brand, and to attract customers;

•our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

•ability to source certain of our critical inventory items, including battery cells, semiconductor chips and vehicle bodies and aluminum;

•our ability to successfully manage supply shortages and disruptions, product delivery delays, and anticipate costs and production timing in light of those challenges;

•our ability to scale in a cost-effective manner, including hiring qualified personnel, particularly during recent labor shortages, to meet our manufacturing and delivery goals;

•developments and projections relating to our competitors and industry;

•general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, inflation, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or military conflict, including repercussions of the recent military conflict between Russia and Ukraine, or terrorism on our business and the actions we may take in response thereto;

•our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012, as amended;

•our ability to recognize the anticipated benefits of the Business Combination (as defined below) and proceeds from the concurrent private placement, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•our future capital requirements and sources and uses of cash;

•the outcome of, and costs associated with, any known and unknown legal, litigation and regulatory proceedings; and

•any other risks and uncertainties set forth in this Report in the section entitled “Risk Factors”.

A discussion of these and other factors affecting our business and prospects is set forth in Part II, Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022 (the “2021 Form 10-K”), as amended and supplemented by other SEC filings, including this Report and future SEC filings. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Part I - Financial Information
Glossary of Terms
Unless otherwise stated in this Report or the context otherwise requires, reference to:

•“Business Combination” means the Domestication, the Merger and the other transactions contemplated by the Merger Agreement, collectively, including the PIPE Financing;

•“Class 5 to 8 Vehicles” means medium and heavy duty trucks that typically travel on predictable routes and cover less than 200 miles per day;

•“Closing” means the closing of the Business Combination;

•“Closing Date” means August 20, 2021;

•“Common Stock” means the shares of common stock, par value $0.0001 per share, of Xos;

•“Domestication” means the transfer by way of continuation and deregistration of NextGen from the Cayman Islands and the continuation and domestication of NextGen as a corporation incorporated in the State of Delaware;

•“Energy Services” means our infrastructure-as-a-service offering which includes charging infrastructure deployment, energy procurement and management, and the Xos HubTM, our proprietary mobile charging unit deployable for on-demand charging requirements;

•“Fleet-as-a-Service” means our comprehensive suite of products and services facilitating commercial battery-electric fleet operations through a combination of in-house proprietary technology and turnkey solutions from industry-leading partners. The platform includes our X-Pack battery system, X-Platform modular chassis, Energy Services, service and maintenance, digital fleet management products, over-the-air software update technology, and a wide range of additional service products;

•“Flex Manufacturing Strategy” means leveraging smaller, more-nimble existing facilities and labor talent to assemble vehicles through our strategic manufacturing partnerships, while the Company coordinates other aspects of the manufacturing process, including supply chain logistics, quality control, and manufacturing engineering;

•“Founders” means Dakota Semler and Giordano Sordoni;

•“Founder Shares” means Class B ordinary shares, par value $0.0001 per share, of NextGen, which were converted into shares of Common Stock in connection with the Business Combination;

•“Initial Public Offering” means NextGen’s initial public offering that was consummated on October 9, 2020;

•“Legacy Xos Common Stock” means shares of common stock, par value $0.0001 per share, issued by Legacy Xos prior to the Business Combination;

•“Legacy Xos Preferred Stock” means Class A through A-10 shares of preferred stock, par value $0.0001 per share, issued by Legacy Xos prior to the Business Combination;

•“Legacy Xos” means Xos, Inc., a Delaware corporation, prior to the consummation of the Business Combination;

•“Merger” means the merger of NextGen Merger Sub with and into Legacy Xos pursuant to the Merger Agreement, with Legacy Xos as the surviving company in the Merger and, after giving effect to such Merger, Legacy Xos becoming a wholly owned subsidiary of Xos;

•“Merger Agreement” means that certain Merger Agreement, dated as of February 21, 2021, as amended on May 14, 2021, by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of NextGen, and Legacy Xos;

•“NextGen” means NextGen Acquisition Corp., a Cayman Islands exempted company, prior to the consummation of the Domestication;

•“NextGen Sponsor” means NextGen Sponsor LLC.

•“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors collectively subscribed for 21,600,000 shares of Common Stock for an aggregate purchase price of $216,000,000 in connection with the Closing;

•“PIPE Investors” means the investors who participated in the PIPE Financing and entered into the Subscription Agreements;

•“Powertrain” means an assembly of every component that pushes a vehicle forward. A vehicle’s powertrain creates power from the engine and delivers it to the wheels on the ground. The key components of a powertrain include an engine, transmission, driveshaft, axles, and differential;

•“Preferred Stock” means preferred stock, par value $0.0001 per share, authorized under the Certificate of Incorporation of Xos, Inc.;

•“Private Placement Warrants” means the warrants to purchase Common Stock originally issued in a private placement in connection with the Initial Public Offering;

•“Public Warrants” means the redeemable warrants to purchase shares of Common Stock at an exercise price of $11.50 per share originally issued in connection with the Initial Public Offering;

•“Sponsor” means NextGen’s sponsor, NextGen Sponsor LLC;

•“Subscription Agreements” means the subscription agreements entered into by NextGen and each of the PIPE Investors in connection with the PIPE Financing;

•“Warrants” means Private Placement Warrants and Public Warrants;

•“X-Pack” means our proprietary battery system;

•“X-Platform” means our proprietary, purpose-built vehicle chassis platform; and

•“Xosphere Intelligence Platform” means our advanced connected vehicle ecosystem that combines our proprietary hardware and embedded software with a modern and intuitive user platform.

Item 1.    Financial Statements
Index to Unaudited Condensed Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021 (Unaudited)	8
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the Three and Nine Months Ended September 30, 2022 and 2021 (Unaudited)	9
Condensed Consolidated Statements of Legacy Xos Preferred Stock and Stockholders' Equity (Deficit) for the Three and Nine Months Ended September 30, 2022 and 2021 (Unaudited)	10
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021 (Unaudited)	12
Notes to Condensed Consolidated Financial Statements (Unaudited)	14

Xos, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
Unaudited
(in thousands, except par value)

	September 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	$46,433	$16,142
Restricted cash	3,037	3,034
Accounts receivable	4,150	3,353
Marketable debt securities, available-for-sale — short-term	59,700	94,696
Inventories, net	66,306	30,883
Prepaid expenses and other current assets	20,054	17,850
Total current assets	199,680	165,958
Marketable debt securities, available-for-sale — long-term	—	54,816
Property and equipment, net	18,023	7,426
Operating lease right-of-use assets, net	6,933	—
Other non-current assets	1,600	506
Total assets	$226,236	$228,706

Liabilities and Stockholders’ Equity
Accounts payable	$5,239	$10,122
Other current liabilities	20,760	5,861
Total current liabilities	25,999	15,983
Convertible debt, net	53,722	—
Earn-out shares liability	5,150	29,240
Common stock warrant liability	2,337	7,496
Other non-current liabilities	11,214	1,594
Total liabilities	98,422	54,313
Commitments and Contingencies (Note 14)
Stockholders’ Equity
Common Stock $0.0001 par value, authorized 1,000,000 shares, 166,432 and 163,137 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	17	16
Preferred Stock $0.0001 par value, authorized 10,000 shares, 0 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	187,014	178,851
Accumulated deficit	(58,001)	(4,093)
Accumulated other comprehensive loss	(1,216)	(381)
Total stockholders’ equity	127,814	174,393
Total liabilities and stockholders’ equity	$226,236	$228,706

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
Unaudited
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues	$11,008	$357	$27,805	$1,746
Cost of goods sold	21,777	418	46,854	1,675
Gross (loss) margin	(10,769)	(61)	(19,049)	71

Operating expenses
General and administrative	9,470	7,606	30,991	15,756
Research and development	8,573	5,302	24,493	9,846
Sales and marketing	2,345	1,337	7,891	2,173
Total operating expenses	20,388	14,245	63,375	27,775

Loss from operations	(31,157)	(14,306)	(82,424)	(27,704)

Other expense, net	(642)	(66)	(787)	(83)
Change in fair value of derivative instruments	1,890	1,066	5,158	6,030
Change in fair value of earn-out shares liability	6,654	48,202	24,148	48,202
Write off of subscription receivable	—	—	—	(379)
Realized loss on debt extinguishment	—	—	—	(14,104)
(Loss) income before provision for income taxes	(23,255)	34,896	(53,905)	11,962
Provision for income taxes	—	—	3	—
Net (loss) income	$(23,255)	$34,896	$(53,908)	$11,962

Other comprehensive (loss) income
Marketable debt securities, available-for-sale
Change in net unrealized gain (loss), net of tax of $0, for the three and nine months ended September 30, 2022 and 2021	141	—	(835)	—
Total comprehensive (loss) income	$(23,114)	$34,896	$(54,743)	$11,962

Net (loss) income per share
Basic	$(0.14)	$0.31	$(0.33)	$0.14
Diluted	$(0.14)	$0.30	$(0.33)	$0.14
Weighted average shares outstanding
Basic	165,901	113,797	164,379	86,192
Diluted	165,901	115,932	164,379	88,487

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Legacy Xos Preferred Stock and Stockholders’ Equity (Deficit)
Unaudited
(in thousands)

	Legacy Xos Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Par Value
Balance at December 31, 2020	2,762	$7,862	72,277	$7	$290	$(27,494)	$—	$(27,197)
Payment of subscription receivable	—	2,430	—	—	380	(74)	—	306
Issuance of Legacy Xos Preferred Stock, including note conversion	49,518	66,701	—	—	—	—	—	—
Stock options exercised	—	—	206	—	3	—	—	3
Stock repurchased and retired	—	—	(94)	—	(1)	—	—	(1)
Stock based compensation expense	—	—	—	—	2	—	—	2
Net loss	—	—	—	—	—	(13,776)	—	(13,776)
Balance at March 31, 2021	52,280	76,993	72,389	7	674	(41,344)	—	(40,663)
Stock based compensation expense	—	—	—	—	2	—	—	2
Stock options exercised	—	—	2	—	—	—	—	—
Net loss	—	—	—	—	—	(9,158)	—	(9,158)
Balance at June 30, 2021	52,280	76,993	72,391	7	676	(50,502)	—	(49,819)
Stock based compensation expense	—	—	—	—	1	—	—	1
Stock options exercised	—	—	315	—	7	—	—	7
Preferred stock warrant exercise	625	2,715	—	—	—	—	—	—
Conversion of preferred into common shares	(52,905)	(79,708)	52,905	5	79,767	—	—	79,772
Issuance of common stock upon merger, net of transaction costs of $55,424	—	—	17,694	2	20,719	—	—	20,721
Issuance of PIPE common stock	—	—	19,600	2	195,998	—	—	196,000
Recognition of common stock public and private warrants as liability	—	—	—	—	(17,891)	—	—	(17,891)
Recognition of earn-out interests liability	—	—	—	—	(101,744)	—	—	(101,744)
Net income	—	—	—	—	—	34,896	—	34,896
Balance at September 30, 2021	—	$—	162,905	$16	$177,533	$(15,606)	$—	$161,943

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Legacy Xos Preferred Stock and Stockholders’ Equity (Deficit)
Unaudited
(in thousands)

	Legacy Xos Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Par Value
Balance at December 31, 2021	—	$—	163,137	$16	$178,851	$(4,093)	$(381)	$174,393
Stock based compensation expense	—	—	—	—	1,068	—	—	1,068
Issuance of common stock for vesting of restricted stock units	—	—	133	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	—	—	(36)	—	(97)	—	—	(97)
Issuance of common stock for commitment shares under the Standby Equity Purchase Agreement	—	—	19	—	62	—	—	62
Net and comprehensive loss	—	—	—	—	—	(21,186)	(826)	(22,012)
Balance at March 31, 2022	—	—	163,253	16	179,884	(25,279)	(1,207)	153,414
Stock options exercised	—	—	385	—	1	—	—	1
Stock based compensation expense	—	—	—	—	1,407	—	—	1,407
Issuance of common stock for vesting of restricted stock units	—	—	89	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	—	—	(33)	—	(86)	—	—	(86)
Issuance of common stock under the Standby Equity Purchase Agreement	—	—	1,810	1	4,310	—	—	4,311
Net and comprehensive loss	—	—	—	—	—	(9,467)	(150)	(9,617)
Balance at June 30, 2022	—	—	165,504	17	185,516	(34,746)	(1,357)	149,430
Stock options exercised	—	—	4	—	1	—	—	1
Stock based compensation expense	—	—	—	—	1,343	—	—	1,343
Issuance of common stock for vesting of restricted stock units	—	—	441	—	—	—	—	—
Shares withheld related to net share settlement of stock-based awards	—	—	(69)	—	(111)	—	—	(111)
Conversion of convertible notes	—	—	202	—	265	—	—	265
Issuance of restricted stock	—	—	350	—	—	—	—	—
Net and comprehensive income (loss)	—	—	—	—	—	(23,255)	141	(23,114)
Balance at September 30, 2022	—	$—	166,432	$17	$187,014	$(58,001)	$(1,216)	$127,814

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Unaudited
(in thousands, unaudited)

	Nine Months Ended September 30,
	2022	2021
OPERATING ACTIVITIES:
Net income (loss)	$(53,908)	$11,962
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,193	628
Amortization of right-of-use assets	1,188	—
Amortization of debt discounts and issuance costs	76	—
Amortization of insurance premiums	362	—
Inventory write-downs	5,538	—
Write off of subscription receivable	—	379
Realized loss on debt extinguishment	—	14,104
Change in fair value of derivative instruments	(5,158)	(6,030)
Change in fair value of earn-out shares liability	(24,148)	(48,202)
Net realized losses on marketable debt securities, available-for-sale	147	—
Stock-based compensation expense	3,751	5
Other non-cash items	1,496	—
Changes in operating assets and liabilities:
Accounts receivable	(812)	(175)
Inventories	(40,150)	(18,967)
Prepaid expenses and other current assets	(5,831)	(17,784)
Other assets	(1,094)	(505)
Accounts payable	(5,399)	11,300
Other liabilities	17,152	150
Net cash used in operating activities	(105,597)	(53,135)

INVESTING ACTIVITIES:
Purchase of property and equipment	(11,898)	(3,343)
Proceeds from sales and maturities of marketable debt securities, available-for-sale	87,413	—
Net cash provided by (used in) investing activities	75,515	(3,343)

FINANCING ACTIVITIES:
Proceeds from reverse merger, net	—	20,721
Proceeds from PIPE investment	—	196,000
Proceeds from issuance of shares of Legacy Xos Preferred Stock	—	31,757
Proceeds from subscription receivable – preferred	—	2,430
Proceeds from exercise of Legacy Xos Preferred Stock warrant	—	2,715
Proceeds from short-term insurance financing note	3,627	—
Payment for short-term insurance financing note	(567)	—
Proceeds from issuance of convertible notes	54,300	—
Debt issuance costs	(167)	—
Principal payment of equipment loans	(835)	(126)
Taxes paid related to net share settlement of stock-based awards	(294)	—
Proceeds from stock option exercises	2	10
Proceeds from issuance of common stock under Standby Equity Purchase Agreement	4,310	—
Net cash provided by financing activities	60,376	253,507

Net increase in cash, cash equivalents and restricted cash	30,294	197,029
Cash, cash equivalents and restricted cash, beginning of period	19,176	10,359
Cash, cash equivalents and restricted cash, end of period	$49,470	$207,388

Reconciliation of Cash, Cash Equivalents and Restricted Cash to Unaudited Condensed Consolidated Balance Sheets:
Cash and cash equivalents	$46,433	$207,388
Restricted cash	3,037	—
Total cash, cash equivalents and restricted cash	$49,470	$207,388

Supplemental disclosure of non-cash investing and financing activities
Purchase of property and equipment in accounts payable	$577	$—
Recognition of ROU asset and lease liabilities upon ASC 842 adoption at 1/1/2022	$7,682	$—
ROU asset obtained in exchange for operating lease obligations	$437	$—
Accrued debt issuance costs	$237	$—
Conversion of notes payable and accrued interest to Common Stock	$(265)	$—
Conversion of notes payable to redeemable convertible preferred stock:
Issuance of Legacy Xos Preferred Stock	$—	$34,918
Conversion of interest payable on convertible notes	$—	$2,453
Conversion of notes payable into Legacy Xos Preferred Stock	$—	$21,540
Fair value adjustment of related party debt at conversion	$—	$3,763
Non-cash activities relating to the reverse merger:
Conversion of Legacy Xos Preferred Stock into Common Stock	$—	$79,708
Assumption of Public and Private Warrants	$—	$17,891
Recognition of earn-out shares liability	$—	$101,744
Transaction costs relating to the reverse merger offset against additional paid-in capital	$—	$55,424

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

Note 1— Description of Business

Xos, Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Xos”) is a mobility solutions company. Xos manufactures Class 5 to 8 battery-electric commercial vehicles, facilitates fleet transition from traditional internal combustion engine vehicles to electric vehicles, and enables electric fleets to better manage their fleet operations through a portfolio of management tools. Xos developed the X-Platform (its proprietary, purpose-built vehicle chassis platform) and the X-Pack (its proprietary battery system) specifically for the medium- and heavy-duty commercial vehicle segment with a focus on last-mile commercial fleet operations. Xos’ “Fleet-as-a-Service” package offers customers a comprehensive suite of commercial products and services to facilitate electric fleet operations and seamlessly transition their traditional combustion-engine fleets to battery-electric vehicles.

Xos Fleet, Inc. (“Legacy Xos”), the new legal entity name of the legacy Xos operating entity and Xos Services, Inc. (“Xos Services”, formerly Rivordak, Inc.), the subsidiary holding a California dealer license to sell Xos vehicles, are wholly owned subsidiaries of Xos, Inc., and make up 100% of the operations of the Company.

Business Combination

Xos, Inc. was initially incorporated on July 29, 2020 as a Cayman Islands exempted company under the name “NextGen Acquisition Corporation” (“NextGen”). On August 20, 2021, the transactions contemplated by the Agreement and Plan of Merger, as amended on May 14, 2021, by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of NextGen (“Merger Sub”), and Xos, Inc., a Delaware corporation (now known as Xos Fleet, Inc., “Legacy Xos”), were consummated (the “Closing”), whereby Merger Sub merged with and into Legacy Xos, the separate corporate existence of Merger Sub ceased and Legacy Xos became the surviving corporation and a wholly owned subsidiary of NextGen (such transaction the “Merger” and, collectively with the Domestication, the “Business Combination”). As a result, Xos became the publicly traded entity listed on the Nasdaq Global Market.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart its Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.

Negative global economic conditions, which the COVID-19 pandemic and the military conflict between Russia and Ukraine have contributed to, have impacted the Company’s ability to source certain critical inventory items. The series of restrictions imposed and the speed and nature of the recovery in response to the pandemic have placed burdens on the Company’s supply chain management.

Despite supply chain disruptions, the Company has continued to source inventory for its vehicles and its purchasing team has been working with vendors to find alternative solutions to areas where there are supply chain constraints, and where appropriate and critical, has placed orders in advance of projected need to ensure inventory is able to be delivered in time for production plans.

Inflation and Other Risks

The Company is exposed to a variety of market and other risks, including the effects of changes in interest rates and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks. The U.S. economy is experiencing

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
broad and rapid inflation. The Company monitors inflation and the effects of changing prices. Inflation increases the cost of goods and services used. If the Company’s costs were to become subject to significant inflationary pressures, the Company may not be able to fully offset these higher costs through price increases or mitigate the impact through alternative solutions.

Note 2— Basis of Presentation and Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying unaudited condensed consolidated financial statements:

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete audited financial statements. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Legacy Xos and Xos Services. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments (primarily consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 30, 2022.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. The areas with significant estimates and judgments include, among others, inventory valuation, incremental borrowing rates for assessing operating and financing lease liabilities, useful lives of property and equipment, earn-out shares liability, stock-based compensation, common stock warrant liability and product warranty liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s condensed consolidated financial statements.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the unaudited condensed consolidated financial statements and the accompanying notes, including (i) classification of operating expenses in the unaudited condensed consolidated statements of operations and comprehensive loss, (ii) presenting equipment leases as part of other current and non-current liabilities and (iii) classification of amounts comprising prepaid expenses and other current assets as well as other current liabilities as included in Note 5 - Selected Balance Sheet Data. The Company reclassified a portion of its payroll related expenses in general and administrative to sales and marketing and research and development. Additionally, the Company reclassified depreciation expense to general and administrative expense. These reclassifications have no effect on previously reported net loss.

Revision of Previously Issued Financial Statements

The Company has identified an immaterial prior period revision with respect to the calculation of diluted net loss per share for the three and nine months ended September 30, 2021. The Company identified that they incorrectly adjusted both the numerator for the change in fair value included in earnings and the incremental shares in the denominator when calculating diluted earnings per share for the three months ended September 30, 2021. Adjustments related to public and private placement

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
warrants should have been excluded as they were out-of-the-money and adjustments related to earn-out shares should have been excluded because the earn-out triggering event had not been met. This resulted in a misstatement of dilutive earnings per share on the condensed consolidated statement of operations for the three and nine months ended September 30, 2021. The Company evaluated the effects of this error on our previously-issued condensed consolidated financial statements in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 250, “Accounting Changes and Error Corrections,” ASC Topic 250-10-S99-1, “Assessing Materiality,” and ASC Topic 250-10-S99-2, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” and concluded that no prior period is materially misstated. Accordingly, we have revised our condensed consolidated financial statements for the impacted prior periods herein.

The total identified misstatement to net (loss) income per share – diluted for the three and nine months ended September 30, 2021 was $0.38 per share and $0.42 per share, increasing diluted EPS from the reported diluted EPS for the three and nine months ended September 30, 2021 from $(0.08) and $(0.28) per share to the corrected amounts of $0.30 and $0.14 per share, respectively. The misstatement to weighted average shares outstanding (“WASO”) – diluted for the three and nine months ended September 30, 2021 was (32,858,513) shares and (32,698,874) shares, respectively, decreasing WASO – diluted for the three and nine months ended September 30, 2021 from 148,790,656 and 121,186,219 to the corrected amounts of 115,932,143 and 88,487,345, respectively. Refer to Note 17 — Net (Loss) Income per Share in the condensed consolidated financial statements for further details.

Inventory and Inventory Valuation

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or net realizable value (“NRV”). Inventory is valued using average costing, as that method accurately reflects the frequency of the Company’s inventory purchases. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for obsolescence determined primarily by future demand forecasts. If the Company’s inventory on-hand is in excess of future demand forecast, the excess amounts are written-off. The Company reserves for any excess or obsolete inventories when it is believed that the net realizable value of inventories is less than the carrying value.

The Company also reviews its inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Warranty Liability

Since 2021, the Company provides customers with a product warranty that assures that the products meet standard specifications and are free for periods typically between 2 to 5 years. The Company accrues a warranty reserve for the products sold, which includes its best estimate of the projected costs to repair or replace items under warranties and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company’s relatively short history of sales, and changes to its historical or projected warranty experience may cause material changes to the warranty reserve in the future. Claims incurred under the Company’s standard product warranty programs are recorded based on open claims. Claims incurred in each of the three and nine months ended September 30, 2022 were $32,000 and $38,000, respectively; no claims were incurred for the year ended December 31, 2021. The Company recorded warranty liability within other current liabilities in the consolidated balance sheets as of September 30, 2022 and December 31, 2021. The Company did not record warranty liability for the three or nine months ended September 30, 2021 as the product warranty had not been established.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The reconciliation of the change in the Company’s warranty liability balances during the three months and nine months ended September 30, 2022 consisted of the following (in thousands):

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Warranty liability, beginning of period	$832	$177
Reduction in liability (payments)	(32)	(38)
Increase in liability (new warranties)	195	856
Change in estimate(1)	$(411)	(411)
Warranty liability, end of period	$584	$584
____________
(1) Relates to new information not previously known at the time of determination of estimated reserve balance.

Leases

Upon inception of a contract, the Company evaluates if the contract, or part of the contract, contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use (“ROU”) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The lease liability is measured as the present value of the unpaid lease payments, and the ROU asset value is derived from the calculation of the lease liability, including prepaid lease payments, if any. Lease payments include fixed and in-substance fixed payments, variable payments based on an index or rate, reasonably certain purchase options, termination penalties, fees paid by the lessee to the owners of a special-purpose entity for restructuring the transaction, and probable amounts the lessee will owe under a residual value guarantee. Lease payments do not include (i) variable lease payments other than those that depend on an index or rate, (ii) any guarantee by the lessee of the lessor’s debt, or (iii) any amount allocated to non-lease components, if such election is made upon adoption, per the provisions of ASU 2016-02, Leases.

When the Company cannot determine the actual implicit rate in a lease, it uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances, if any, as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rate. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company's lease term includes any option to extend the lease when it is reasonably certain to be exercised based on considering all relevant economic factors. Operating expense charges from the lessor are accounted for on an accrual basis. The Company has elected not to separate the lease and non-lease components.

The leases have remaining initial terms ranging from less than 1 year to 4 years.

The Company reviews the carrying value of its right-of-use assets for impairment whenever events or changes in circumstances indicate that the recorded value may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the estimated future undiscounted cash flows, excluding financing costs. If the Company determines that an impairment exists, any related impairment loss is estimated based on fair values.

Convertible Debt

The Company accounts for convertible debt pursuant to ASC 815, Derivatives and Hedging. The Company evaluates convertible debt instruments to determine whether any embedded features require bifurcation and separate periodic valuation. Convertible debt is recorded net of stated discounts as well as debt issuance costs. Debt discounts and issuance costs are amortized over the contractual term of the debt using the effective interest rate method. The Company elected to early adopt Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”).

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Recent Accounting Pronouncements Issued and Adopted:

ASC 842, Leases: In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), as subsequently amended, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), and replaces the existing guidance in ASC 840, Leases. The new standard also requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

On January 1, 2022, the Company adopted ASC 842 using the modified retrospective method. The Company has presented financial results and applied its accounting policies for the period beginning January 1, 2022 under ASC 842, while prior period results and accounting policies have not been adjusted and are reflected under legacy GAAP pursuant to ASC 840. In connection with the adoption of ASC 842, the Company performed an analysis of contracts under ASC 840 to ensure proper assessment of leases (or embedded leases) in existence as of January 1, 2022. The Company elected the package of practical expedients permitted under ASC 842, which allows the Company not to reassess 1) whether any expired or existing contracts as of the adoption date are or contain a lease, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for any existing leases as of the adoption date. The most significant impact of applying ASC 842 was the recognition of ROU asset and lease liabilities for operating leases in its condensed consolidated balance sheets. On January 1, 2022, the Company recognized an initial operating ROU asset of $7.7 million and associated operating lease liabilities of $7.7 million.

Refer to Note 6 — Leases for further information regarding the impact of the adoption of ASU 2016-02 on the Company's financial statements, as well as its various accounting policies for each lease type.

ASU 2020-06: In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies (i) the accounting for convertible financing instruments issued, including preferred stock, (ii) the derivatives scope exception for contracts in an entity’s own equity, and (iii) the calculation of earnings per share. Early adoption is permissible, and the Company elected to early adopt the provisions of the ASU on January 1, 2022 using the modified retrospective method. At the date of adoption, the ASU did not have a material impact on the Company’s consolidated financial statements.
Recent Accounting Pronouncements Issued and not yet Adopted:

ASU 2016-13, Financial Instruments — Credit Losses (“ASU 2016-13”): In June 2016, the FASB issued ASU 2016-13, which states the Company will be required to use an expected-loss model for its marketable debt securities, available-for sale, which requires that credit losses be presented as an allowance rather than as an impairment write-down. Reversals of credit losses (in situations in which the estimate of credit losses declines) is permitted in the reporting period that the change occurs. Current U.S. GAAP prohibits reflecting reversals of credit losses in current period earnings. At September 30, 2022, the Company had $59.7 million in marketable debt securities, available for sale which would be subject to this new standard. As of September 30, 2022, these marketable debt securities, available for sale have an average credit rating of A and no impairment write-downs have been recorded. The Company is currently evaluating the impact of this new standard on its investment policy and investments and does not expect the standard to have a material impact on its financial statements at adoption or in subsequent periods. The Company expects to adopt the new standard effective January 1, 2023.

Note 3— Revenue Recognition
Disaggregated revenues by major source during the three and nine months ended September 30, 2022 and 2021 consisted of the following (in thousands):

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Product and service revenue
Stepvans & vehicle incentives	$9,952	$—	$25,376	$673
Powertrains	382	357	1,052	1,073
Fleet-as-a-Service	285	—	418	—
Total product revenue	10,619	357	26,846	1,746
Ancillary revenue	389	—	959	—
Total revenues	$11,008	$357	$27,805	$1,746

Note 4— Inventories
Inventory amounted to $66.3 million and $30.9 million, respectively, as of September 30, 2022 and December 31, 2021 and consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Raw materials	$47,841	$20,382
Work in process	15,440	10,659
Finished goods	9,622	901
Inventories, gross of reserves	72,903	31,942
Less: inventory reserves	(6,597)	(1,059)
Inventories, net	$66,306	$30,883
Inventory as of September 30, 2022 and December 31, 2021 was comprised of raw materials, work in progress related to the production of vehicles for sale and finished goods inventory including vehicles in transit to fulfill customer orders, new vehicles available for sale, and new vehicles awaiting final pre-delivery quality review inspection.
Note 5— Selected Balance Sheet Data
Prepaid expenses and other current assets as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Prepaid inventories	$11,098	$7,303
Prepaid expenses and other(1)	2,779	5,916
Financed insurance premiums	3,265	—
Deposits(2)	240	2,783
Assets held for sale	2,672	1,848
Total	$20,054	$17,850
____________
(1) Primarily relates to prepaid insurance, licenses, subscriptions and other receivables
(2) Primarily relates to deposits on equipment purchases

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Other current liabilities as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Accrued expenses and other(1)	$12,307	$4,303
Customer deposits	1,197	899
Warranty liability	584	177
Short-term insurance financing notes	3,060	—
Operating lease liabilities, current	1,507	—
Finance lease liabilities, current	2,105	482
Total	$20,760	$5,861
____________
(1) Primarily relates to personnel costs, wages, health benefits, vacation and other accruals

Other non-current liabilities as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Accrued interest expense, non-current	$448	$—
Equipment notes payable, non-current	573	—
Operating lease liabilities, non-current	5,565	—
Finance lease liabilities, non-current	4,628	1,594
Total	$11,214	$1,594
Note 6 — Leases
A summary of the balances relating to the Company’s lease assets and liabilities as of September 30, 2022 consisted of the following (in thousands):

	Balance Sheet Location	September 30, 2022
Assets
Operating leases	Operating lease right-of-use assets, net	$6,933
Equipment finance leases	Property and equipment, net	8,379
Total Lease Assets		$15,312

Liabilities
Current
Operating leases	Other current liabilities	$1,507
Equipment finance leases	Other current liabilities	2,105
Sub-total		$3,612
Non-current
Operating leases	Other non-current liabilities	$5,565
Equipment finance leases	Other non-current liabilities	4,628
Sub-total		$10,193
Total Lease Liabilities		$13,805
Operating Leases

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

The Company has a 5-year office lease on its headquarter facility in Los Angeles, which commenced in January 2022, as well as certain other leases (both short-term and long-term) within the United States.

The Company records lease expense on a straight-line basis over the lease term in general and administrative expense and cost of goods sold, depending on the nature and use of the leased asset. Total lease expense for the three months ended September 30, 2022 and 2021 was $0.4 million and $0.2 million, respectively. Total lease expense recorded was $1.3 million and $0.4 million, for the nine months ended September 30, 2022 and 2021, respectively.

Lease terms include renewal or termination options that the Company is reasonably certain to exercise. For leases with a term of 12 months or less, the Company has made an accounting policy election to not record a ROU asset and associated lease liability on its unaudited condensed consolidated balance sheet. Total lease expense recorded for these short-term leases for the three and nine months ended September 30, 2022 was not material to the unaudited condensed consolidated balance sheet.
Equipment Finance Leases

The Company leases certain equipment facilities under finance leases that expire on various dates through 2027. The finance lease cost during the three and nine months ended September 30, 2022 and 2021 consisted of the following (in thousands):

		Three Months Ended September 30,		Nine Months Ended September 30,
	Income Statement Location	2022	2021	2022	2021
Amortization	General and administrative expense	$223	$40	$461	$88
Interest accretion on finance lease liabilities	Other income (expense), net	199	7	291	17
Total		$422	$47	$752	$105

Supplemental Cash Flow Information, Weighted-Average Remaining Lease Term and Discount Rate
The weighted-average remaining lease term and discount rates, as well as supplemental cash flow information for the nine months ended September 30, 2022 consisted of the following (in thousands for the supplemental cash flow information):

Supplemental cash flow information:
Cash paid for amounts included in the measurement of operating lease liabilities	$1,271
ROU assets obtained in exchange for operating lease obligations	$437
Weighted average remaining lease term:
Operating leases	4.1 years
Equipment finance leases	2.7 years
Weighted average discount rate:
Operating lease - IBR	5.5%
Equipment finance leases - rate implicit in the lease	7.3%
Maturity Analysis
A summary of the undiscounted cash flows and a reconciliation to the Company’s lease liabilities as of September 30, 2022 consisted of the following (in thousands):

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	September 30, 2022
	Operating Leases	Equipment Finance Leases	Total
2022 (remaining three months)	$463	$654	$1,117
2023	1,860	2,552	4,412
2024	1,907	2,467	4,374
2025	1,962	1,362	3,324
2026	1,631	498	2,129
Thereafter	116	157	273
Total future minimum lease payments	$7,939	$7,690	$15,629
Less: imputed interest	867	957	1,824
Present value of Lease Liabilities	$7,072	$6,733	$13,805
Schedule of future minimum lease payments for operating and finance leases as of December 31, 2021 consisted of the following (in thousands):

	December 31, 2021
	Operating Leases	Equipment Finance Leases	Total
2022	$1,167	$482	$1,649
2023	1,158	442	1,600
2024	1,192	386	1,578
2025	1,228	401	1,629
2026	1,265	339	1,604
Thereafter	106	27	133
Total future minimum lease payments	$6,116	$2,077	$8,193
Note 7— Recapitalization and Earn-out Shares Liability

Recapitalization

As discussed in Note 1, on August 20, 2021, Legacy Xos and NextGen consummated the Business Combination contemplated by the Merger Agreement. Xos has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•Xos stockholders have the largest voting interest in the post-combination company;

•The board of directors of Xos is authorized to be up to nine members and had six members designated at the time of closing, and Xos having the ability to nominate the majority of the members of the board of directors as of closing;

•Xos management holds executive management roles (including Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Technology Officer, among others) for the post-combination company and is responsible for the day-to-day operations;

•The post-combination company assumed the Xos name: “Xos, Inc.”; and

•The intended strategy of the post-combination entity continued Legacy Xos’ strategy of being a leader in the electric vehicle industry.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

Accordingly, all historical financial information presented in these combined and consolidated financial statements represents the accounts of Legacy Xos and its wholly owned subsidiaries “as if” Legacy Xos is the predecessor and legal successor. The historical operations of Legacy Xos are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of Legacy Xos prior to the business combination; (ii) the combined results of NextGen and Legacy Xos following the Business Combination; and (iii) the assets and liabilities of Legacy Xos at their historical cost. No step-up basis of intangible assets or goodwill was recorded in the business combination transaction consistent with the treatment of the transaction as a reverse capitalization.

In connection with the Business Combination, each share of Legacy Xos Common Stock and Legacy Xos Preferred Stock issued and outstanding immediately prior to the Business Combination (with each share of Legacy Xos Preferred Stock being treated as if it were converted into Legacy Xos Common Stock immediately prior to the Business Combination) converted into the right to receive 1.956440 shares (the “Exchange Ratio”) of Common Stock.

Also, in connection with the Business Combination, the following occurred:

•the merger of Legacy Xos into a wholly owned subsidiary of NextGen, with Legacy Xos surviving the merger as a wholly owned subsidiary of NextGen, with the combined company is referred to as “Xos”;

•142,584,621 shares of Common Stock issued, including: (i) the Legacy Xos’ Common Stock, and (ii) Legacy Xos’ Preferred Stock, including the exercise and conversion of Legacy Xos’ Preferred Stock warrant (as if the Legacy Xos Preferred Stock had converted into the Legacy Xos’ Common Stock immediately prior to the reverse merger);

•the issuance and sale of 19,600,000 shares of Common Stock (PIPE investment) for a purchase price of $10.00 per share and an aggregate purchase price of $196.0 million (which excludes the sale of 2,000,000 shares in the aggregate for a purchase price of $10.00 per share and an aggregate purchase price of $20.0 million pursuant to an offering of Common Stock by the Founders of Legacy Xos). On the Closing Date, one of the PIPE Investors, Grantchester C Change, LLC., did not fund their $4.0 million committed amount under the binding Subscription Agreement.;

•the settlement of the outstanding underwriting fees incurred in connection with the initial public offering of NextGen on October 9, 2020, for which the final cash amount owed was $11.2 million;

•the settlement of the direct and incremental transaction costs incurred prior to, or concurrent with, the closing of the business combination in the amount of $44.2 million, which are recorded as reduction to additional paid-in capital;

•the recognition of contingent earn-out interests provision as liability with a fair value of $101.7 million on the day of the merger consummation; and,

•the assumption of the Public Warrants (12,499,964 units) and Private Placement Warrants (6,333,334 units) at fair value of $17.9 million on the day of merger consummation.

Contingent Earn-out Shares Liability

The Company has a contingent obligation to issue 16.2 million shares (the “Earn-out Shares”) of Common Stock and grant 261,000 restricted stock units (“Earn-out RSUs”) to certain stockholders and employees upon the achievement of certain market share price milestones within specified periods following the Business Combination on August 20, 2021.

The Earn-out Shares will be issued in tranches based on the following conditions:

i.If the volume-weighted average closing share price (“VWAP”) of the Common Stock equals or exceeds $14.00 per share for any 10 trading days within any consecutive 20-trading day period between the merger closing date and the five year anniversary of such closing date (“Earn-out Period”), then the Company is required to issue an aggregate of 5.4 million shares (“Tranche 1 Earn-out Shares”) of Common Stock to holders with the contingent right to receive Earn-out Shares (excluding any Earn-out RSUs). If after Closing and during the Earn-out Period, there is a Change in Control (as defined in the Merger Agreement), the Company is required to issue Tranche 1 Earn-out Shares when the value per share of the Company is equal to or greater than $14.00 per share, but less than $20.00. If there is a change in

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
control where the value per share of commons stock is less than $14.00, then the Earn-out Shares shall terminate prior to the end of the Earn-out Period and no common stock shall be issuable.

ii.If the VWAP of the Common Stock equals or exceeds $20.00 per share for any 10 trading days within any consecutive 20-trading day period during the Earn-out Period, then the Company is required to issue an aggregate of 5.4 million shares (“Tranche 2 Earn-out Shares”) of Common Stock to holders with the contingent right to receive Earn-out Shares (excluding any Earn-out RSUs). If after Closing and during the Earn-out Period, there is a Change in Control (as defined in the Merger Agreement), the Company is required to issue Tranche 2 Earn-out Shares when the value per share of the Company is equal to or greater than $20.00 per share, but less than $25.00.

iii.If the VWAP of the Common Stock equals or exceeds $25.00 per share for any 10 trading days within any consecutive 20-trading day period during the Earn-out Period, then the Company is required to issue an aggregate of 5.4 million shares (“Tranche 3 Earn-out Shares”) of Common Stock to holders with the contingent right to receive Earn-out Shares (excluding any Earn-out RSUs). If after Closing and during the Earn-out Period, there is a Change in Control (as defined in the Merger Agreement), the Company is required to issue Tranche 3 Earn-out Shares when the valuer per share of the Company is equal to or greater than $25.00 per share.

Pursuant to the guidance under ASC 815, Derivatives and Hedging, the right to Earn-out Shares was classified as a Level 3 fair value measurement liability, and the increase or decrease in the fair value during the reporting period is recognized in the condensed consolidated statement of operations accordingly. The fair value of the Earn-out Shares liability was estimated using the Monte Carlo simulation of the stock prices based on historical and implied market volatility of a peer group of public companies.

The Company recognized a gain on the fair value change in earn-out share liability of $6.7 million and $24.1 million in its unaudited condensed consolidated statements of operations during the three and nine months ended September 30, 2022, respectively. The Company recognized a gain on the fair value change in earn-out shares liability of $48.2 million in its condensed consolidated statements of operations for the three and nine months ended September 30, 2021.
Note 8— Convertible Debt
Convertible Debentures
On August 9, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”) for the issuance of convertible debentures, convertible into shares of Common Stock subject to certain conditions and limitations, in the principal amount of up to $35.0 million (the “Convertible Debentures”). On August 11, 2022, pursuant to the Securities Purchase Agreement, the Company sold and issued to Yorkville a Convertible Debenture in the principal amount of $20.0 million. On September 21, 2022, pursuant to the Securities Purchase Agreement, the Company sold and issued to Yorkville an additional Convertible Debenture in the principal amount of $15.0 million. Yorkville will use commercially reasonable efforts to convert $2.0 million during each 30-day period beginning on September 9, 2022, provided that certain conditions are satisfied as of each such period.

The Convertible Debentures bear interest at an annual rate of 6.0%, payable at maturity, and have a maturity date of November 11, 2023, which the Company may extend by an additional three months in certain instances. The interest rate will increase to an annual rate of (i) 10.0% upon the occurrence and during the continuance of an event of default, and (ii) 7.5% for so long as “Registration Event” (as defined in the Convertible Debentures) remains in effect in accordance with the Registration Rights Agreement (described below). The Convertible Debentures provide a conversion right, in which any portion of the principal amount of the debt, together with any accrued but unpaid interest, may be converted into the Common Stock at a conversion price equal to the lower of (i) $2.4733 or (ii) 97% of the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the three consecutive trading days immediately preceding the conversion (but not lower than a certain floor price, currently set at $0.96, that is subject to further adjustment in accordance with the terms of the Convertible Debentures).

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The Convertible Debentures may not be converted into shares of Common Stock to the extent such conversion would result in Yorkville and its affiliates having beneficial ownership of more than 9.99% of the then outstanding shares of Common Stock; provided that this limitation may be waived by the investor upon not less than 65 days’ prior notice to the Company.

The Convertible Debentures provide the Company, subject to certain conditions, with a redemption right pursuant to which the Company, upon 10 business days’ prior notice to Yorkville, may redeem, in whole or in part, any of the outstanding principal and interest thereon at a redemption price equal to (i) the principal amount being redeemed, (ii) all accrued and unpaid interest under the applicable Convertible Debenture, and (iii) a redemption premium of 5% of the principal amount being redeemed.

The Convertible Debentures include a monthly prepayment provision that is triggered if (i) the daily VWAP of the Company’s Common Stock is less than the floor price, currently set at $0.96, for 5 consecutive trading days or (ii) the Company has issued pursuant to the Convertible Debentures in excess of 95% of the Common Stock available under the Exchange Cap, as defined in the Convertible Debentures. If this provision is triggered, the Company is required to make monthly payments, beginning on the 10th calendar day after the triggering date, of up to $4.0 million of principal (subject to a redemption premium of 5%) plus accrued and unpaid interest, subject to certain conditions. The monthly prepayment requirement will cease if (i) the Company provides Yorkville a reset notice reducing the floor price, limited to no more than 85% of closing price on the trading day immediately prior to the notice and not less than $0.50 or (ii) the daily VWAP is greater than the floor price for 3 consecutive trading days. In the event the monthly prepayment provision was triggered by the issuance in excess of 95% of the Common Stock available under the Exchange Cap, the monthly prepayment requirement will cease on the date the Company has obtained stockholder approval to increase the number of shares of Common Stock available under the Exchange Cap and/or the Exchange Cap no longer applies. The monthly prepayment requirement will cease upon the payment in full of all obligations under the Note.

The Company and Yorkville entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company is required to file a registration statement registering the resale by Yorkville of any shares of the Company’s Common Stock issuable upon conversion of the Convertible Debentures. The Company filed the registration statement on September 8, 2022 and received notice of effectiveness on September 19, 2022.

The Company accounts for the convertible debt in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, under which the Convertible Debentures were analyzed for the identification of material embedded features that meet the criteria for equity treatment and/or bifurcation and must be recorded as a liability. The Company classified the Convertible Debentures as a non-current liability given a maturity date of greater than one year.

The Company received proceeds, net of a 2% original issuance discount, of $34.3 million from Yorkville. Debt issuance costs of $(0.3) million were recorded at inception of the debentures. Debt discount and issuance costs are amortized through the maturity date of the debenture using the effective interest rate method.

The Convertible Debentures will not be included in the computation of either basic or diluted EPS for the three and nine months ended September 30, 2022 in Note 17 - Net (Loss) Income per Share. This financial instrument is not included in basic EPS because it does not represent participating securities. Further, the Convertible Debentures are not included in diluted EPS because the Company reported a net loss from continuing operations for the three and nine month periods ended September 30, 2022; thus, including these financial instruments would have an antidilutive effect on EPS.

As of September 30, 2022, the Company had a principal balance of $34.8 million outstanding, net of unamortized debt discount and issuance costs of $0.6 million and $0.2 million, respectively. Amortization of debt discounts and issuance costs, recorded in other income (expense), net, for the three months ended September 30, 2022 totaled $0.1 million. The Company recorded accrued interest expense of $0.2 million in other income (expense), net related to the Convertible Debentures as of September 30, 2022. As of September 30, 2022,Yorkville converted $0.3 million of principal and $15,000 of accrued and unpaid interest into 201,671 shares of Common Stock.
Convertible Promissory Note
On August 9, 2022, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) with Aljomaih Automotive Co. (“Aljomaih”) under which the Company agreed to sell and issue to Aljomaih a convertible promissory note

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
with a principal amount of $20.0 million. On August 11, 2022, pursuant to the Note Purchase Agreement, the Company sold and issued to Aljomaih $20.0 million in principal amount of a convertible promissory note (the “Original Note”). On September 28, 2022, the Company and Aljomaih agreed to amend and restate the Original Note (as amended and restated, the “Note”) to, among other things, adjust the calculation of the shares of the Company’s common stock issuable as interest, as described further below. The Note Purchase Agreement includes an option to issue and sell additional convertible notes in a principal amount of up to an additional $20.0 million, upon the mutual consent of both parties by November 30, 2022, on terms and conditions to be negotiated in good faith.

The Note bears interest at a rate of 10.0% per annum, payable at maturity in validly issued, fully paid and non-assessable shares of Common Stock (“Interest Shares”), unless earlier converted or paid. If the 10-day VWAP ending on the trading day immediately prior to the applicable payment date is greater than or equal to the Nasdaq Minimum Price (as defined in the Note) or the Company has received the requisite approval from its stockholders, the number of Interest Shares to be issued will be calculated based on the 10-day; otherwise, the number of Interest Shares to be issued will be based on the Nasdaq Minimum Price. The conversion price for the Note will initially be equal to $2.3817 per share, subject to adjustment in some events pursuant to the terms of the Note. The Company will have the right, in its sole discretion and exercisable at its election by sending notice of such exercise to Aljomaih, to irrevocably fix the method of settlement that will apply to all conversions of Notes. Methods of settlement include (i) physical settlement in shares of Common Stock, (ii) cash settlement determined by multiplying the principal being converted by the 10-day VWAP ending on the trading day immediately prior to the conversion date and dividing by the conversion price, or (iii) a combination of Common Stock and cash.

The Note may not be converted into shares of Common Stock and Interest Shares may not be issued to the extent (i) such conversion or issuance would result in the investor having beneficial ownership of more than 19.99% of the then outstanding shares of the Company’s Common Stock or (ii) the aggregate number of shares issued would exceed the Authorized Share Cap (as defined in the Note).

The Note also includes an optional prepayment feature that provides the Company, on or after August 11, 2024, or as otherwise agreed to between the Company and Aljomaih in writing, the right to prepay the outstanding principal and accrued and unpaid interest, upon written notice not less than 5 trading days prior to exercise of the option, in full or in part and without penalty.

The Company accounts for the Note in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, under which the Note was analyzed for the identification of material embedded features that meet the criteria for equity treatment and/or bifurcation and must be recorded as a liability. The Company classified the Note as a non-current liability given a maturity date of greater than one year.

The Company received proceeds of $20.0 million from Aljomaih. Debt issuance costs of $0.1 million were recorded at inception of the Note. Debt issuance costs are amortized through the maturity date of the Note using the effective interest rate method.

The Note will not be included in the computation of either basic or diluted EPS for the three and nine months ended September 30, 2022 in Note 17 - Net (Loss) Income per Share. This financial instrument is not included in basic EPS because it does not represent participating securities. Further, the Note is not included in diluted EPS because the Company reported a net loss from continuing operations for the three and nine month periods ended September 30, 2022; thus, including these financial instruments would have an antidilutive effect on EPS.

As of September 30, 2022, the Company had a principal balance of $20.0 million outstanding, net of unamortized debt and issuance costs of $0.1 million. Amortization of debt issuance costs, recorded in other income (expense), net, for the three months ended September 30, 2022 totaled $7,000. The Company recorded accrued interest expense of $0.3 million in other income (expense), net related to the Note as of September 30, 2022.
Note 9— Investments
Amortized cost, gross unrealized gains/losses in accumulated other comprehensive loss and fair value of marketable debt securities, available-for-sale, by type of security as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands):

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	September 30, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:
Corporate debt security	$43,759	$—	$(974)	$42,785
U.S. treasuries	5,609	—	(59)	5,550
Asset-backed security and other	7,865	—	(122)	7,743
Non-U.S. government and supranational bonds	3,683	—	(61)	3,622
	$60,916	$—	$(1,216)	$59,700

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:
Corporate debt security	$71,406	$—	$(57)	$71,349
U.S. treasuries	3,415	—	(7)	3,408
Asset-backed security and other	2,555	—	(4)	2,551
Non-U.S. government and supranational bonds	16,405	1	(19)	16,387
Certificate of deposit	1,001	—	—	1,001
	$94,782	$1	$(87)	$94,696
Long-term investments:
Corporate debt security	$42,703	$—	$(246)	$42,457
U.S. treasuries	2,201	—	(5)	2,196
Asset-backed security and other	5,438	—	(28)	5,410
Non-U.S. government and supranational bonds	3,769	—	(16)	3,753
Certificate of deposit	1,000	—	—	1,000
	$55,111	$—	$(295)	$54,816

The Company’s investments in marketable debt securities, available-for-sale that have been in a continuous unrealized loss position by type of security as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	September 30, 2022
	Less than 12 months		12 months or greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt security	$42,785	$(974)	$—	$—	$42,785	$(974)
US treasuries	5,550	(59)	—	—	5,550	(59)
Asset-backed security and other	7,743	(122)	—	—	7,743	(122)
Non-U.S. government and supranational bonds	3,622	(61)	—	—	3,622	(61)
	$59,700	$(1,216)	$—	$—	$59,700	$(1,216)

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	December 31, 2021
	Less than 12 months		12 months or greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt security	$113,806	$(303)	$—	$—	$113,806	$(303)
US treasuries	5,604	(12)	—	—	5,604	(12)
Asset-backed security and other	7,961	(32)	—	—	7,961	(32)
Non-U.S. government and supranational bonds	20,140	(34)	—	—	20,140	(34)
Certificates of deposit	2,001	—	—	—	2,001	—
	$149,512	$(381)	$—	$—	$149,512	$(381)

Gross realized gains and gross realized losses from the sales of the Company’s marketable debt securities, available-for-sale for the three and nine months ended September 30, 2022 and 2021 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gross realized gains	$—	$—	$—	$—
Gross realized losses	$(78)	$—	$(147)	$—

Amortized cost and fair value of marketable debt securities, available-for-sale by contractual maturity as of September 30, 2022 consisted of the following (in thousands, except weighted average data):

	Amortized Cost	Fair Value
Due in one year or less	$60,916	$59,700
Weighted average contractual maturity		0.5 years

Amortized cost and fair value of marketable debt securities, available-for-sale by contractual maturity as of December 31, 2021 consisted of the following (in thousands, except weighted average data):

	Amortized Cost	Fair Value
Due in one year or less	$94,782	$94,696
Due after one year through five years	55,111	54,816
	$149,893	$149,512
Weighted average contractual maturity		0.8 years

Actual maturities may differ from contractual maturities because certain issuers may have the right or obligation to prepay certain obligations with or without penalties.
Note 10— Equity
Xos Common and Preferred Stock
The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 1,010,000,000 shares. 1,000,000,000 shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). 10,000,000 shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Voting Rights: Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).
Preferred Stock: The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any number of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law (the “DGCL”). The Board of Directors is also expressly authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.
Legacy Xos’ Preferred Stock
During the fourth quarter of 2020, Legacy Xos executed a financing round and issued shares of preferred stock (the “Series A Financing’’). The Series A Financing included the authorization of 25,794,475 shares of Legacy Xos Preferred Stock in classes A through A-10. The shares of Class A Legacy Xos Preferred Stock were allocated to investors who contributed new money to Legacy Xos, while the shares of Class A-1 through A-10 Legacy Xos Preferred Stock were issued in exchange to convertible note holders. As part of this raise, 1,411,764 shares of Class A Legacy Xos Preferred Stock and one warrant exercisable for 319,411 shares of Class A Legacy Xos Preferred Stock were issued for aggregate cash proceeds of $9.6 million and a subscription receivable for $2.4 million. During the quarter ended March 31, 2021, the Legacy Xos issued an additional 3,739,846 shares of Class A Legacy Xos Preferred Stock raising $31.8 million in cash proceeds, and the conversion of the SAFE agreement (Simple Agreement for Future Equity) issued to Elemental Excelerator (the “SAFE Note”).
As part of this transaction, Legacy Xos converted $21.5 million of convertible notes and $2.5 million in accrued interest into 21,570,308 shares of Class A-1 through A-10 Legacy Xos Preferred Stock. These exchanges from convertible notes into shares of Legacy Xos Preferred Stock included transactions with both related and unrelated parties (refer to Note 14). The differences between the total carrying value of the converted notes held by third parties, and the fair value of the issued shares of Legacy Xos Preferred stock, was recorded as realized loss on debt extinguishment in the consolidated statement of operations.
We have determined the fair value of the issued shares of Legacy Xos Preferred Stock in connection with the note conversion using market rates experienced in other non-related party transactions, through the issuance of shares of Legacy Xos Preferred Stock. As some of the converted third-party notes have voting rights and others do not, the fair value of non-voting shares were reduced by 3%.
Concurrent with the Business Combination, outstanding shares of Legacy Xos Preferred Stock were converted into shares of Common Stock in accordance with the Exchange Ratio.

Standby Equity Purchase Agreement

On March 23, 2022, the Company entered into a Standby Equity Purchase Agreement (the "SEPA") with Yorkville, whereby the Company has the right, but not the obligation, to sell to Yorkville up to $125.0 million of shares of its Common Stock at its request any time during the 36 months following the execution of the SEPA, subject to certain conditions. The Company expects to use any net proceeds for working capital and general corporate purposes.

As consideration for Yorkville’s commitment to purchase shares of Common Stock at the Company’s direction upon the terms and subject to the conditions set forth in the purchase agreement, upon execution of the purchase agreement, the Company issued 18,582 shares of Common Stock to Yorkville.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

Under the Securities Purchase Agreement, the Company agreed not to effect an advance under the SEPA, without the advance mutual consent of both the Company and Yorkville, until the earliest of the date (i) all Convertible Debentures have been repaid or converted into Common Stock or (ii) Yorkville no longer has any right or ability to convert any portion of the Convertible Debentures into Common Stock (collectively, the “Consent Termination Date”). Yorkville agreed to extend the term set forth in the SEPA for a number of days equal to the number of days between the date of the Securities Purchase Agreement and the Consent Termination Date.

During the nine months ended September 30, 2022, the Company issued 1,809,515 shares of Common Stock under the SEPA for proceeds of $4.3 million. As of September 30, 2022, the remaining commitment available under the agreement was $120.7 million.
Note 11— Derivative Instruments

Public and Private Placement Warrants

As of September 30, 2022, the Company had 18,613,299 Public Warrants and 219,999 Private Placement Warrants outstanding, with fair values of $2.3 million and $27,000, respectively.

The Public Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire on August 20, 2026 or earlier upon redemption or liquidation. The Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants became exercisable; provided that the Company has an effective registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Warrants on a cashless basis under the circumstances specified in the warrant agreement). A registration statement was filed with the SEC covering the issuance of the Common Stock issuable upon exercise of the Warrants, and the Company will use its commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Common Stock until the Public Warrants expire or are redeemed. If the shares of Common Stock are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Common Stock issuable upon exercise of the Private Placement Warrants were not transferable, assignable or salable until September 19, 2021, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of Warrants for cash when the price per Common Stock equals or exceeds $18.00:

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except as described above with respect to the Private Placement Warrants):

•in whole and not in part;
•at a price of $0.01 per Warrant;
•upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and
•if, and only if, the last reported sale price of Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants for Common Stock when the price per share equals or exceeds $10.00:

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (including both Public Warrants and Private Placement Warrants):

•in whole and not in part;
•at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Common Stock;
•if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like); and
•if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Common Stock shall mean the average reported last sale price of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

In no event will the Company be required to net cash settle any Warrant. The Warrants may also expire worthless.
Note 12— Share-Based Compensation

2018 Stock Plan

On November 27, 2018, the Legacy Xos’ board of directors and stockholders adopted the 2018 Stock Plan. There are no shares available for issuance under the 2018 Stock Plan; however, the 2018 Stock Plan continues to govern the terms and conditions of the outstanding awards granted under the 2018 Stock Plan.

Options

As of September 30, 2022, there were 1,680,182 options outstanding under the 2018 Stock Plan. The amount and terms of Option grants were determined by the board of directors of Legacy Xos. The Options granted under the 2018 Stock Plan generally expire within 10 years from the date of grant and generally vest over 4 years, at the rate of 25% on the first anniversary of the date of grant and ratably on a monthly basis over the remaining 36-month period thereafter based on continued service.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Stock option activity during the nine months ended September 30, 2022 consisted of the following:

	Options	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Years	Intrinsic Value
December 31, 2021 — Options outstanding	1,838,759	$0.02	$0.02	8.22	$5,756,797
Granted	—	—	—
Exercised	400	0.02	0.02
Forfeited	3,678	0.03	0.02
March 31, 2022 — Options outstanding	1,834,681	$0.02	$0.02	7.98	$5,450,514
Granted	—	—	—
Exercised	38,693	0.02	0.04
Forfeited	9,309	0.02	0.03
June 30, 2022 — Options outstanding	1,786,679	$0.02	$0.02	7.69	$3,253,977
Granted	—	—	—
Exercised	3,594	0.03	0.02
Forfeited	102,903	0.03	0.03
September 30, 2022 — Options outstanding	1,680,182	$0.02	$0.02	6.97	$1,986,420
September 30, 2022 — Options vested and exercisable	922,555	$0.02	$0.02	6.45	$1,089,950

Aggregate intrinsic value represents the difference between the exercise price of the options and the fair value of the Company’s common stock. The aggregate intrinsic value of options exercised during the three months ended September 30, 2022 and 2021 were approximately $5,000 and $0, respectively. The aggregate intrinsic value of options exercised during the nine months ended September 30, 2022 and 2021 were approximately $120,000 and $6,000, respectively.

The Company estimates the fair value of options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company's share price over the expected term, expected risk-free rate and expected dividend yield rate. There were no option grants during the three and nine months ended September 30, 2022 and 2021.

2021 Equity Plan

On August 19, 2021 the Company’s stockholders approved the 2021 Equity Plan, which was ratified by the Company’s board of directors on August 20, 2021. The 2021 Equity Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to employees, including employees of any parent or subsidiary, and for the grant of non statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, RSUs, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of Xos’ affiliates.

As of September 30, 2022, there were 17,809,461 shares of Common Stock available for issuance under the 2021 Equity Plan.

RSU activity during the nine months ended September 30, 2022 consisted of the following:

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	RSUs	Weighted Average Grant Date Fair Value	Weighted Average Fair Value
December 31, 2021 — RSU outstanding	1,844,820	$3.79	$5,811,183
Granted	1,618,442	2.67	3,960,984
Vested	133,349	3.21	347,382
Forfeited	117,532	3.38	279,746
March 31, 2022 — RSU outstanding	3,212,381	$3.27	$9,605,019
Granted	724,299	2.51	1,818,247
Vested	88,730	3.48	228,923
Forfeited	208,375	3.14	530,965
June 30, 2022 — RSU outstanding	3,639,575	$3.12	$6,696,818
Granted	3,408,613	1.83	6,360,099
Vested	450,931	3.52	812,933
Forfeited	785,258	2.59	1,412,500
September 30, 2022 — RSU outstanding	5,811,999	$2.41	$6,974,399

The Company’s recognized stock-based compensation expense (including earn-out RSUs) in the condensed consolidated statements of operations and comprehensive loss during the three and nine months ended September 30, 2022, and 2021 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of goods sold	$106	$—	$333	$—
Research and development	171	—	525	—
Sales and marketing	211	—	306	—
General and administrative	793	1	2,587	5
Total	$1,281	$1	$3,751	$5

The unamortized stock-based compensation expense was $12.6 million as of September 30, 2022, and weighted average remaining amortization period as of September 30, 2022 was 2.90 years.

The aggregate fair value of RSUs that vested was $0.8 and $1.4 during the three and nine months ended September 30, 2022, respectively.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Note 13— Property and Equipment, net
Property and equipment, net consisted of the following at September 30, 2022 and December 31, 2021 (in thousands):

	September 30, 2022	December 31, 2021
Equipment	$13,554	$5,244
Furniture and fixtures	175	141
Company vehicles	1,155	153
Leasehold improvements	1,393	626
Computers, software and related equipment	1,816	1,289
Construction in progress	3,278	1,444
Property and Equipment, gross	21,371	8,897
Accumulated depreciation	(3,348)	(1,471)
Property and Equipment, net	$18,023	$7,426

Depreciation expense during each of the three months ended September 30, 2022 and 2021 totaled $0.5 million and $0.2 million, respectively. Depreciation expense during the nine months ended September 30, 2022 and 2021 totaled $1.2 million and $0.6 million, respectively.
Note 14— Commitments and Contingencies
Operating and Finance Leases
Refer to Note 6, Leases for future minimum lease commitments.
Legal Contingencies

Legal claims may arise from time to time in the normal course of business, the results of which may have a material effect on the Company’s accompanying consolidated financial statements. As of September 30, 2022 and December 31, 2021, the Company was not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.
Note 15— Related Party Transactions

The Company leases property in North Hollywood, California from Valley Industrial Properties which is owned by the Sunseeker Trust. The Sunseeker Trust is an irrevocable trust with the beneficiary being the mother of the CEO, Dakota Semler. Rent expense during each of the three months ended September 30, 2022 and 2021 totaled $35,000, respectively. Rent expense during each of the nine months ended September 30, 2022 and 2021 totaled $106,000, respectively.

The Company maintains a contract manufacturing relationship with Metalsa S.A. de C.V. and has a contract manufacturing agreement with Fitzgerald Manufacturing Partners. We utilize Metalsa, a Mexico-based automotive supplier, to provide parts and manufacturing services. Metalsa had an investment in the Company in the form of a convertible note payable which was converted as part of the Series A Financing (see Note 10 - Equity above). Similarly, we utilize Fitzgerald Manufacturing Partners to provide parts and manufacturing services; the owner is a stockholder of the Company. We also have lease agreements with Fitzgerald Manufacturing Partners, for which we recorded rent expense of $0.2 million and $0.5 million during the three and nine months ended September 30, 2022. No rent expense was recorded for these lease agreements during the three and nine months ended September 30, 2021.

The Company had a partial recourse promissory note in the amount of $364,000 due from the COO, Giordano Sordoni. The note was utilized to exercise options provided to him by the Company. Interest is compounded annually at a rate of 2.38%. The note was issued in the amount of $364,000 on June 24, 2019. The full balance and interest of $15,000 was forgiven by the Company during the first quarter of 2021.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
The Company converted 34 notes payable with outstanding carrying value of $18.9 million from related parties into 19,664,000 preferred shares of Legacy Xos Preferred Stock as described above in Note 10 - Equity. These related parties consisted of the CEO, COO, board members, board advisors, and various trusts whose beneficiaries are relatives of the CEO.

The Company utilized employees from an entity owned by the CEO in conducting repairs and maintenance at its headquarters. Amounts charged for these services were at the employees’ current salary rates including benefits. No expenses were incurred related to these services during the three months ended September 30, 2022 and 2021. Amounts charged totaled $0 and $57,000 during the nine months ended September 30, 2022 and 2021, respectively.
Note 16— Income Taxes

The effective tax rate during each of the three months ended September 30, 2022 and 2021 was 0%, respectively. The effective tax rate during the nine months ended September 30, 2022 and 2021 was (0.01)% and 0%, respectively. State taxes coupled with losses not benefited resulted in an effective tax rate, below the statutory tax rate of 21% for the nine months ended September 30, 2022.
The Company recognizes tax benefits related to positions taken, or expected to be taken, on its tax returns, only if the positions are "more-likely-than-not" sustainable. Once this threshold has been met, the Company's measurement of its expected tax benefits is recognized in its financial statements. The Company does not have any uncertain tax positions that meet this threshold as of September 30, 2022 and December 31, 2021.

The Company files income tax returns with the Internal Revenue Service and the taxing authorities of various states. The tax periods 2018 through 2021 remain open in most jurisdictions. The Company is not currently under examination by income tax authorities in any federal or state jurisdiction.

At September 30, 2022, the Company's deferred income taxes were in a net asset position mainly due to deferred tax assets generated by net operating losses. The Company assesses the likelihood that its deferred tax assets will be realized. A full review of all positive and negative evidence needs to be considered, including the Company's current and past performance, the market environments in which the Company operates, the utilization of past tax credits, length of carryback and carryforward periods, as well as tax planning strategies that might be implemented. Management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets may not be realized; and accordingly, for the periods ended September 30, 2022 and 2021, the Company has provided a valuation allowance against net US deferred tax assets.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Note 17— Net (Loss) Income per Share

Basic and diluted net (loss) income per share during the three and nine months ended September 30, 2022 and 2021 consisted of the following (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Numerator:
Net income (loss)	$(23,255)	$34,896	$(53,908)	$11,962
Denominator:
Basic
Weighted average common shares outstanding — basic	165,901	113,797	164,379	86,192
Basic net (loss) income per share	$(0.14)	$0.31	$(0.33)	$0.14
Diluted
Weighted average common shares outstanding from above	165,901	113,797	164,379	86,192
Add: dilutive effect of options	—	2,135	—	2,295
Add: dilutive effect of RSUs	—	—	—	—
Weighted average common shares outstanding	165,901	115,932	164,379	88,487
Diluted net (loss) income per share	$(0.14)	$0.30	$(0.33)	$0.14

Potential outstanding shares that were excluded from the computation of diluted net (loss) income per share because their effect was anti-dilutive as of September 30, 2022 and 2021 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Contingent earn-out shares	16,422	16,422	16,422	16,422
Common stock public and private warrants	18,833	18,833	18,833	18,833
Restricted stock units	5,812	—	5,812	—
Stock options	1,680	—	1,680	—
If-converted common stock from convertible debt	29,519	—	29,519	—

As described in Note 2 — Basis of Presentation and Summary of Significant Accounting Policies, the following tables set forth the impact of the revisions of the previously filed unaudited Condensed Consolidated Financial Statements as of and for the three and nine months ended September 30, 2021.

	Net Income (Loss) - Diluted
	If Corrected	As Reported	Variance
Three Months Ended September 30, 2021	$0.30	$(0.08)	$0.38
Nine Months Ended September 30, 2021	$0.14	$(0.28)	$0.42

	Weighted Average Shares Outstanding - Diluted
	If Corrected	As Reported	Variance
Three Months Ended September 30, 2021	115,932	148,791	(32,859)
Nine Months Ended September 30, 2021	88,487	121,186	(32,699)

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Note 18— Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability.

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the tables below, this hierarchy consists of three broad levels:

•Level 1: Quoted prices in active markets for identical assets and liabilities.

•Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

•Level 3: Significant inputs to the valuation model are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments in marketable debt securities, available-for-sale, accounts payable, other current liabilities, public and private placement warrants, and the contingent earn-out shares liability. The fair value of cash and accounts receivable approximates carrying value due to their short-term maturity.

As required by ASC 820, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Derivative financial instruments which are required to be measured at fair value on a recurring basis are measured at fair value using Level 3 inputs for all periods presented. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities carried at fair value on a recurring basis as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands):

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	September 30, 2022
	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and Cash Equivalents(1):
Money market funds	$31,585	$31,585	$—	$—
Corporate debt security	9,247	—	9,247	—
	$40,832	$31,585	$9,247	$—
Short-Term Investments:
U.S. treasuries	$5,550	$5,550	$—	$—
Corporate debt security	42,785	—	42,785	—
Asset-backed security and other	7,743	—	7,743	—
Non-U.S. government and supranational bonds	3,622	—	3,622	—
	$59,700	$5,550	$54,150	$—
Total Financial Assets	$100,532	$37,135	$63,397	$—

Financial Liabilities:
Private Placement Warrants	$27	$—	$27	$—
Public Warrants	2,310	2,310	—	—
Contingent Earn-out Shares liability	5,150	—	—	5,150
Total Financial Liabilities	$7,487	$2,310	$27	$5,150

____________
(1) Included in total cash and cash equivalents in the condensed consolidated balance sheets.

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and Cash Equivalents(1):
Money market funds	$5,868	$5,868	$—	$—
Non-U.S. government and supranational bonds	647	—	647	—
Corporate debt security	1,805	—	1,805	—
	$8,320	$5,868	$2,452	$—
Short-Term Investments:
U.S. treasuries	$3,408	$3,408	$—	$—
Corporate debt security	71,349	—	71,349	—
Asset-backed security and other	2,551	—	2,551	—
Non-U.S. government and supranational bonds	16,387	—	16,387	—
Certificate of Deposit	1,001	—	1,001	—
	$94,696	$3,408	$91,288	$—
Long-Term Investments:
U.S. treasuries	$2,196	$2,196	$—	$—
Corporate debt security	42,457	—	42,457	—
Asset-backed security and other	5,410	—	5,410	—
Non-U.S. government and supranational bonds	3,753	—	3,753	—
Certificate of Deposit	1,000	—	1,000	—
	$54,816	$2,196	$52,620	$—
Total Financial Assets	$157,832	$11,472	$146,360	$—

Financial Liabilities:
Private Placement Warrants	$140	$—	$140	$—
Public Warrants	7,356	7,356	—	—
Contingent Earn-out Shares liability	29,240	—	—	29,240
Total Financial Liabilities	$36,736	$7,356	$140	$29,240

____________
(1) Included in total cash and cash equivalents in the condensed consolidated balance sheets.

The changes in the fair value of Level 3 financial liabilities during the three nine months ended September 30, 2022 consisted of the following (in thousands):

	Three months ended September 30, 2022	Nine months ended September 30, 2022
Fair value, beginning of period	$11,894	$29,240
Recognition of earn-out RSUs	(90)	58
Change in fair value during the period	(6,654)	(24,148)
Fair value, end of period	$5,150	$5,150

Xos, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Unaudited
Significant unobservable inputs related to Level 3 earn-out shares liability consisted of the following as of September 30, 2022:

September 30, 2022
Stock price	$1.20
Stock price volatility	80.0%
Expected term	3.89 years
Risk-free interest rate	4.2%

Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations
XOS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Xos’ management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the unaudited condensed consolidated financial statements and related notes that are included in this Report. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this Report and our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 30, 2022, as amended and supplemented by other SEC filings, including this Report and future SEC filings. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors”. Unless the context otherwise requires, references in this “Xos Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Xos and its consolidated subsidiaries.
Overview

We are a leading technology company which provides fleet services, software solutions, and manufactures 100% battery-electric Class 5 to Class 8 commercial vehicles. We facilitate the transition of fleets from internal combustion engine vehicles to zero-emission vehicles with proprietary technology suited to the commercial use case. We also provide a range of services to facilitate the transition of fleets to electric vehicles, including charging infrastructure, vehicle maintenance, financing and service.

Our X-Platform (our proprietary, purpose-built vehicle chassis platform) and X-Pack (our proprietary battery system) provide modular features that allow us to accommodate a wide range of last-mile applications and enable us to offer clients a lower total cost of ownership compared to many of our peers. The X-Platform and X-Pack are available for purchase as part of the Xos vehicle. The X-Platform and X-Pack were both engineered to be modular in nature to allow fleet operators to customize their vehicles to fit their commercial applications (e.g., upfitting with a specific vehicle body and/or tailoring battery range). In addition to a competitive vehicle purchase price, our technology can also drive savings throughout ownership through increased vehicle uptime, greater payload capacity and reduced service and maintenance expense. Ninety percent of vehicles in our targeted segments operate on routes under 200 miles per shift (referred to as “last-mile” routes). Vehicles that fulfill these predictable last-mile routes generally return to base hubs on a daily basis. We believe that such vehicles are ideal candidates for electrification as operators are able to connect the vehicles to dedicated charging infrastructure at return-to-base hubs. Our modular and cost-effective vehicles have been on the road and in customers’ hands since 2018, further validating the durability of satisfaction with our vehicles. During the nine months ended September 30, 2022, we sold 211 vehicles and 6 powertrains. During the nine months ended September 30, 2021, we sold 3 vehicles and 9 powertrains.

Our Fleet-as-a-Service product facilitates the transition from traditional internal combustion engine vehicles to battery electric vehicles and provides fleet operators with a comprehensive set of solutions and products (including, but not limited to, Energy Services, service and maintenance, vehicle telematics, OTA updates and financing) to transition to and to operate an electric fleet. This product offering will combine traditionally disaggregated services into a bundled service package, thus reducing the cost and friction associated with electrifying commercial fleets. Services to be offered in our Fleet-as-a-Service offerings include our proprietary technologies and in-house services and offerings from our industry partners. Our Fleet-as-a-Service offering includes (i) Energy Services (on-site vehicle charging infrastructure as well as our proprietary mobile charging unit Xos HubTM); (ii) service and maintenance (provided by our internal maintenance team and industry partners); (iii) replacement parts; (iv) financing via our external partners; (v) risk mitigation products (e.g., GAP insurance and warranties); and (vi) our telematics unit, the Xosphere Intelligence Platform. Fleet-as-a-Service is expected to increase the lifetime revenue of each vehicle sold by us. During the nine months ended September 30, 2022, we have generated $26.8 million in revenue (or 97% of revenue) from vehicle sales and Fleet-as-a-Service and $1.0 million from ancillary revenue (or 3% of revenue). During the nine months ended September 30, 2021, we generated $1.7 million (or 100% of revenue) from vehicle sales.

We believe our growth in the coming years is supported by the strong secular tailwinds of an increased focus on the impact of climate change and the growth of e-commerce and last-mile delivery. Commercial trucks are the largest emitters of greenhouse gases per capita in the transportation industry. The U.S. federal, state and foreign governments, along with corporations such as FedEx, UPS and Amazon, have set ambitious goals to reduce greenhouse gas emissions. Simultaneously, e-commerce continues to grow rapidly and has been accelerated by changes in consumer purchasing behavior during the COVID-19 pandemic. We believe the increased regulation relating to commercial vehicles, the launch of sustainability initiatives from leading financial and corporate institutions and the rapid growth of last-mile logistics will fuel accelerated adoption of our products worldwide. In addition, the Inflation Reduction Act passed this year expands significantly federal support for green energy initiatives.

We expect our operating expenditures will increase in connection with our ongoing activities, as we:

•continue to invest in servicing our growing portfolio of vehicles on the road including account management, maintenance and service technicians and the Xosphere Intelligence Platform;

•continue to invest in research and development and further develop and commercialize our core proprietary technologies, including our Xos Hub (charging solution) and Xosphere Intelligence Platform (fleet-as-a-service platform);

•continue to build out our supply chain team as well as additional battery and vehicle Flex assembly lines to bolster manufacturing capacity and meet demand targets, and to adjust to macroeconomic changes, including supply chain shortages;

•increase our investment in marketing and advertising, sales and distribution infrastructure to accelerate the growth in sales of our products and services;

•continue to build out finance operations to maintain and improve financial controls, financial planning and risk management;

•invest in operations functions including IT, administration and human resources to maintain and improve our operational systems, processes and procedures;

•obtain, maintain, expand and protect our intellectual property portfolio including patents, trade secrets, trademarks and copyrights; and

•further invest in infrastructure to operate in accordance with public company standards and guidelines.

Recent Developments

During the nine months ended September 30, 2022, we conducted a reduction in force to reduce costs, streamline our organizational structure and drive operational efficiencies. The plan included total workforce reductions of approximately 16% of our employees, reorganizing certain functions and reallocating resources to continue to focus on key strategic initiatives and unit deliveries.

Business Combination

On August 20, 2021, the transactions contemplated by the Agreement and Plan of Merger, as amended on May 14, 2021, by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of NextGen (“Merger Sub”), and Xos, Inc., a Delaware corporation (now known as Xos Fleet, Inc., “Legacy Xos”), were consummated (the “Closing”), whereby Merger Sub merged with and into Legacy Xos, the separate corporate existence of Merger Sub ceased and Legacy Xos became the surviving corporation and a wholly owned subsidiary of NextGen (such transaction the “Merger” and, collectively with the transfer by way of continuation and deregistration of NextGen from the Cayman Islands and the continuation and domestication of NextGen as a corporation incorporated in the State of Delaware (the “Domestication”), the “Business Combination”). As a result of the Merger, NextGen completed the Domestication, Merger Sub merged with and into Xos Fleet, Inc. (which was formerly known as Xos, Inc.), the separate corporate existence of Merger Sub ceased and Xos Fleet, Inc. was to be the surviving corporation and a wholly owned subsidiary of NextGen, and NextGen changed its name to “Xos, Inc.” Xos Fleet, Inc. is the accounting predecessor and the combined entity will be the successor SEC registrant, and Xos’ financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.
The Business Combination is accounted for as a reverse recapitalization. Under this method of accounting, NextGen has been treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results is an increase in cash by $216.7 million, net of transaction costs and redemptions. Total non-recurring transaction costs was approximately $55.4 million.

As a consequence of the completion of the Business Combination, we became the successor to an SEC-registered and Nasdaq-listed company with ticker “XOS”, which has required us and will continue to require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred and expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Factors Affecting Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed in this Report.
Successful Commercialization of our Products and Services

We expect to derive future revenue from sales of our vehicles, battery systems and Fleet-as-a-Service offering. As many of these products are in development, we will require substantial additional capital to continue developing our products and services and bring them to full commercialization as well as fund our operations for the foreseeable future. Until we can generate sufficient revenue from product sales, we expect to finance our operations through commercialization and production with proceeds from the Business Combination as well as additional subsequent financing transactions, including potentially asset-based lending and/or receivable financing. The amount and timing of our future funding requirements, if any, will depend on many factors, including the pace and results of our commercialization efforts. Global economic conditions have been worsening, with disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the effects of COVID-19, military conflict between Russia and Ukraine, inflation and otherwise. If these conditions persist and deepen, we could experience an inability to access additional capital or our liquidity could otherwise be impacted. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our commercialization, research and development programs and/or other efforts.

Customer Demand and Deployment

While we have sold hundreds of our vehicles to our existing customers, have agreements with future customers and have received interest from other potential customers, our ability to deploy more of our units and services will remain a key indicator of our success. This includes the ability of our customers to receive and deploy their trucks in active use, which is affected by charging infrastructure deployment. We expect that the sales of our vehicles and services to our existing and future customers will be an important indicator of our performance. Our operational focus is to increase delivery volume and begin delivering gross margin positive units by the end of the second half of 2023, which includes taking action to increase prices.

Supply Chain Management

As described more fully below, there are certain areas in our supply chain management that have been disrupted due to global economic conditions and the prolonged effect of the COVID-19 pandemic. Our ability to find alternative solutions to meet customer demands will affect our financial performance.

Global economic conditions, which the COVID-19 pandemic and the military conflict between Russia and Ukraine have contributed to, have impacted our ability to source certain of our critical inventory items. The series of restrictions imposed and the speed and nature of the recovery in response to the pandemic has placed a burden on our supply chain management, including but not limited to the following areas:

•Semiconductor chip shortage: The global silicon semiconductor industry has experienced a shortage in supply and difficulties in its ability to meet customer demand. This shortage has led to an increase in lead-times of production of semiconductor chips and components since the beginning of 2020.

•Battery cells: The battery cell industry is facing a shortage in supply which is causing suppliers to limit customer allocations.

•Supply limitation on vehicle bodies and aluminum: Vehicle body suppliers are currently experiencing elevated pricing or a shortage of key materials such as aluminum.

Additionally, recent geopolitical events, such as the recent military conflict between Russia and Ukraine, may increase the severity of supply chain disruptions and further hinder our ability to source inventory for our vehicles. The conflict continues to evolve and its ultimate impact on the Company is uncertain, but a prolonged conflict may have a material negative impact to our business, operating results, cash flows, liquidity and financial condition.

Despite supply chain disruptions, we have continued to source inventory for our vehicles and our purchasing team has been working with vendors to find alternative solutions to areas where there are supply chain constraints. Where appropriate and critical, we have placed orders in advance of projected need to try and offset disruptions. While we are working to minimize the impact of these supply limitations, we cannot be certain that all inventory will be able to be delivered in time for production plans.

Tightness in supply availability could lead to previously unforeseen cost and delivery pressures on certain material and logistical costs in 2022. As the Company accelerates execution of its strategic plans, we will endeavor to be strategic in our cost action plans, including working with various vendors and service providers to provide us cost-effective arrangements.

Basis of Presentation
The accompanying condensed consolidated financial statements include the accounts of Xos and its wholly owned subsidiaries, Legacy Xos and Xos Services. All significant intercompany accounts and transactions have been eliminated in consolidation. All long-lived assets are maintained in, and all losses are attributable to, the United States.
Currently, we conduct business through one operating segment. We are an early-stage growth company with minimal commercial operations and our activities to date have been conducted primarily within North America. For more information about our basis of operations, refer to Note 1 - Description of Business in the accompanying unaudited condensed consolidated financial statements.
Components of Results of Operations

Revenues

To date, we have primarily generated revenues from the sale of electric stepvan and stripped chassis vehicles and battery systems and our fleet-as-a service product offerings. Our stripped chassis is our vehicle offering that comprises our X-Platform electric vehicle base and X-Pack battery systems, which customers can upfit with their preferred vehicle body. As we continue to expand our commercialization, we expect our revenue to come from these products and other vehicle offerings including chassis cabs, which will feature our chassis and powertrain with the inclusion of a proprietary designed cab, and tractors, a shortened version of the chassis cab designed to haul trailers (also known as “day cabs”), that travel in last-mile use cases. In addition, we offer a full suite of service offerings including Energy Services, service and maintenance, telematics and financing.

Revenue consists of product sales, inclusive of shipping and handling charges, net of estimates for customer allowances. Revenue is measured as the amount of consideration we expect to receive in exchange for delivering products. All revenue is recognized when we satisfy the performance obligations under the contract. We recognize revenue by delivering the promised products to the customer, with the revenue recognized at the point in time the customer takes control of the products. For shipping and handling charges, revenue is recognized at the time the products are delivered to or picked up by the customer. The majority of our current contracts have a single performance obligation, which is met at the point in time that the product is delivered, and title passes, to the customer, and are short term in nature.

Cost of Goods Sold

Cost of goods sold includes materials and other direct costs related to production of our vehicles, including components and parts, batteries, direct labor costs and manufacturing overhead, among others. Materials include inventory purchased from suppliers, as well as assembly components that are assembled by company personnel, including allocation of stock-based compensation expense. Direct labor costs relate to the wages of those individuals responsible for the assembly of vehicles delivered to customers. Cost of goods sold also includes depreciation expense on property and equipment related to cost of goods sold activities, calculated over the estimated useful life of the property and equipment on a straight-line basis. Upon property and equipment retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss), allocated to cost of goods sold.

Cost of goods sold also includes reserves to write down the carrying value of our inventory to their net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.

We are continuing to undertake efforts to find more cost-effective vendors and sources of parts, streamline our manufacturing operation by focusing on production in our Byrdstown, Tennessee facility, reducing the manufacturing time for our vehicles and optimizing our design and engineering to lower our overall cost of production. Direct labor and overhead costs relate primarily to expenses incurred through our third-party manufacturing partners. We expect these expenses to increase in future periods as production volume increases to meet expected growth in customer demand.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist of personnel-related expenses, outside professional services, including legal, audit and accounting services, as well as expenses for facilities, non-sales related travel, and general office supplies and expenses. Personnel-related expenses consist of salaries, benefits, allocations of stock-based compensation, and associated payroll taxes. Overhead items including rent, insurance, utilities, and other items are included as G&A expenses. G&A expenses also include depreciation expense on property and equipment related to G&A activities, calculated over the estimated useful life of the property and equipment on a straight-line basis. Upon property and equipment retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss), allocated to G&A.

We expect our G&A to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Research and Development Expenses

Research and development (“R&D”) expenses consist primarily of costs incurred for the design and development of our vehicles and battery systems, which include:

•Expenses related to materials and supplies consumed in the development and modifications to existing vehicle designs, new vehicle designs contemplated for additional customer offerings, and our battery pack design;

•Fees paid to third parties such as consultants and contractors for engineering and computer-aided design (“CAD”) work on vehicle designs and other third-party services; and

•Payroll expense for employees primarily engaged in R&D activities, including allocation of stock-based compensation expense.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of expenses related to our marketing of vehicles and brand initiatives, which includes:

•Web design, marketing and promotional items, and consultants who assist in the marketing of the Company.

•Payroll expense for employees primarily engaged in sales and marketing activities, including allocation of stock-based compensation expense.

•Travel expenses of our sales force who are primarily responsible for introducing our platform and offerings to potential customers.

•Depreciation expense on property and equipment related to sales and marketing activities, calculated over the estimated useful life of the property and equipment on a straight-line basis. Upon property and equipment retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss), allocated to sales and marketing.

Other Income (Expense), Net

Other income (expense), net primarily includes interest income from our investments in marketable debt securities, available-for-sale, interest paid on our equipment leases and interest expense related to our financing obligations, including the amortization for debt discount and issuance costs.

Change in Fair Value of Derivatives
Change in fair value of derivative instruments relates to common stock warrant liability assumed as part of the Business Combination and the conversion feature on the convertible notes issued in prior years. Changes in the fair value relate to remeasurement of our public and private placement warrants to fair value as of any respective exercise date and as of each subsequent balance sheet date.
Change in Fair Value of Contingent Earn-out Interests Liability
The contingent earn-out interest liability was established as part of the Business Combination. Changes in the fair value relate to remeasurement to fair value as of each subsequent balance sheet date.

Results of Operations
Comparison of the Three and Nine Months Ended September 30, 2022 and 2021
The following table sets forth our historical operating results for the periods indicated:

	For the Three Months Ended September 30,
(in thousands)	2022	2021	$ Change	% Change
Revenues	$11,008	$357	$10,651	nm(1)
Cost of goods sold	21,777	418	21,359	nm(1)
Gross margin loss	(10,769)	(61)	(10,708)	nm(1)
Operating expenses
General and administrative	9,470	7,606	1,864	25%
Research and development	8,573	5,302	3,271	62%
Sales and marketing	2,345	1,337	1,008	75%
Total operating expenses	20,388	14,245	6,143	43%
Loss from operations	(31,157)	(14,306)	(16,851)	118%
Other income (expense), net	(642)	(66)	(576)	nm(1)
Change in fair value of derivative instruments	1,890	1,066	824	77%
Change in fair value of earn-out interests liability	6,654	48,202	(41,548)	(86)%
Loss before provision for income taxes	(23,255)	34,896	(58,151)	(167)%
Provision for income taxes	—	—	—	100%
Net (loss) income	$(23,255)	$34,896	$(58,151)	(167)%

	For the Nine Months Ended September 30,
(in thousands)	2022	2021	$ Change	% Change
Revenues	$27,805	$1,746	$26,059	nm(1)
Cost of goods sold	46,854	1,675	45,179	nm(1)
Gross margin loss	(19,049)	71	(19,120)	nm(1)
Operating expenses
General and administrative	30,991	15,756	15,235	97%
Research and development	24,493	9,846	14,647	149%
Sales and marketing	7,891	2,173	5,718	263%
Total operating expenses	63,375	27,775	35,600	128%
Loss from operations	(82,424)	(27,704)	(54,720)	198%
Other income (expense), net	(787)	(83)	(704)	nm(1)
Change in fair value of derivative instruments	5,158	6,030	(872)	(14)%
Change in fair value of earn-out interests liability	24,148	48,202	(24,054)	(50)%
Write-off of subscription receivable	—	(379)	379	(100)%
Realized loss on debt extinguishment	—	(14,104)	14,104	(100)%
Loss before provision for income taxes	(53,905)	11,962	(65,867)	nm(1)
Provision for income taxes	3	—	3	100%
Net (loss) income	$(53,908)	$11,962	$(65,870)	nm(1)
___________
(1) Percentage changes greater than or equal to 400% are not meaningful and noted as “nm” in the table above.
Revenues
Our total revenues increased by $10.7 million, from $0.4 million in the three months ended September 30, 2021 to $11.0 million in the three months ended September 30, 2022 primarily driven by an increase in unit sales. During the three months ended September 30, 2022, we sold 84 stepvans and 4 powertrains, compared to 3 powertrains during the three months ended September 30, 2021.
Our total revenues increased by $26.1 million, from $1.7 million in the nine months ended September 30, 2021 to $27.8 million in the nine months ended September 30, 2022 primarily driven by an increase in unit sales. During the nine months ended September 30, 2022, we sold 211 stepvans and 6 powertrains, compared to 3 stepvans and 9 powertrain during the nine months ended September 30, 2021.
Cost of Goods Sold
Cost of goods sold increased by $21.4 million, from $0.4 million in the three months ended September 30, 2021 to $21.8 million in the three months ended September 30, 2022. The increase in cost of goods sold is directly attributable to the increase in our product revenues and increases of (i) $3.5 million in inventory reserves and associated write-downs of excess and obsolete inventories with no such comparable reserves or write-downs during the three months ended September 30, 2021, (ii) $1.9 million in unfavorable physical inventory count and other adjustments and (iii) $16.0 million in direct materials, direct labor, manufacturing overhead and other direct and indirect costs.
Cost of goods sold increased by $45.2 million, from $1.7 million in the nine months ended September 30, 2021 to $46.9 million in the nine months ended September 30, 2022. The increase in cost of goods sold is directly attributable to the increase in our product revenues and increases of (i) $5.8 million in inventory reserves and write-downs of excess and obsolete inventories with no such comparable reserves write-downs during the nine months ended September 30, 2021 and (ii) $39.4 million in direct materials, direct labor, manufacturing overhead and other direct and indirect costs.

The increase in direct labor encompasses both employee and subcontractor labor costs. The direct labor costs are primarily attributable to an increased headcount and the temporary labor used to manufacture and fulfill current and future orders. Additionally, the use of our contract manufacturing partners to assist in our chassis production line has increased direct labor costs. The increase in direct material costs, is due to limited supplier contract agreements necessary to get competitive pricing for raw materials. As production increases and we order materials in larger quantities, we expect to have supply contract agreements that decrease the costs of raw materials. A significant portion of the overhead costs incurred include indirect salaries, facility rent, utilities, and depreciation of production equipment, which are primarily fixed in nature and allocated based on production levels. Accordingly, these costs are still incurred when we experience a reduction in production volume. In the near term, we plan to increase production activities, expecting fixed and semi-fixed overhead costs to be absorbed through the production of our batteries and chassis.
General and Administrative
General and administrative expenses increased by $1.9 million, or 25%, from $7.6 million in the three months ended September 30, 2021 to $9.5 million in the three months ended September 30, 2022, attributable to increase of (i) $1.4 million in personnel costs driven general and administrative functions necessary to support our business growth, (ii) $0.9 million in insurance costs driven by overall coverage increase and the amortization expense of directors & officers (“D&O”) insurance, (iii) $0.2 million increase in depreciation expense due to growth in business activities and (iv) $0.1 million in net other expense categories. These increases were partially offset by a decrease of $0.7 million in facilities expenses due to the allocation of overhead costs to cost of goods sold.
General and administrative expenses increased by $15.2 million, or 97%, from $15.8 million in the nine months ended September 30, 2021 to $31.0 million in the nine months ended September 30, 2022, attributable to increases of (i) $7.0 million in headcount and personnel cost for supply chain, sales, legal, accounting, information technology and general and administrative functions necessary to support our business growth, (ii) $4.8 million in insurance costs driven by overall coverage increase and the amortization expense of D&O insurance, (iii) $2.0 million in consulting and professional services expenses related to the implementation of our new ERP system and financial processes, (iv) $0.5 million in investment for equipment and technology driven by an increase in our headcount and (v) $1.3 million in other operating expenses, including travel, depreciation and other costs. These increases were offset by a $0.4 million decrease in facilities expenses due to the allocation of overhead costs to cost of goods sold.
Research and Development
Research and development expenses increased by $3.3 million, from $5.3 million in the three months ended September 30, 2021 to $8.6 million in the three months ended September 30, 2022. The growth was primarily due to increases of (i) $3.0 million in allocation of personnel costs driven by higher headcount in engineering, including the allocation of stock-based compensation expense and (ii) $0.3 million in net other costs, driven by equipment and material purchases used solely for research and development purposes.
Research and development expenses increased by $14.6 million, or 149%, from $9.8 million in the nine months ended September 30, 2021 to $24.5 million in the nine months ended September 30, 2022. The growth was primarily due to increases of (i) $10.4 million in allocation of personnel costs driven by higher headcount in engineering, including the allocation of stock-based compensation expense and (ii) $4.2 million in net other costs, driven by equipment and material purchases used solely for research and development purposes.
Sales and Marketing
Sales and marketing expense increased by $1.0 million, from $1.3 million in the three months ended September 30, 2021 to $2.3 million in the three months ended September 30, 2022. The growth was primarily due to increases of $1.5 million in allocation of personnel costs driven by higher headcount, including the allocation of stock-based compensation expense. This increase was offset by a $0.5 million decrease in consulting fees, public relations costs, participation in tradeshows and general marketing efforts.
Sales and marketing expense increased by $5.7 million, from $2.2 million in the nine months ended September 30, 2021 to $7.9 million in the nine months ended September 30, 2022. The growth was primarily due to increases of (i) $5.0 million in allocation of personnel costs driven by higher headcount, including the allocation of stock-based compensation expense and (ii) $0.7 million related to consulting fees, public relations costs, participation in tradeshows and general marketing efforts to enhance brand recognition in the first two quarters of 2022.
Other Income (Expense), net
Other income (expense), net increased by $0.6 million, from $0.1 million of net expense in the three months ended September 30, 2021 to $0.6 million of net expense in the three months ended September 30, 2022. This increase is primarily driven by interest expense, as well as amortization of debt discounts and debt issuance costs on convertible debt of $0.5 million.

Additionally, interest income related to marketable securities, available for sale increased by $0.3 million, offset by accretion/amortization expense of $0.2 million.
Other income (expense), net increased by $0.7 million, from $0.1 million of expense in the nine months ended September 30, 2021 to $0.8 million of expense in the nine months ended September 30, 2022. This increase is driven by an increase in interest expense of $0.8 million primarily related to convertible debt, including amortization of debt discount and debt issuance costs on convertible debt. Additionally, interest income related to marketable securities, available for sale increased by $1.4 million, offset by accretion/amortization expense of $1.0 million and realized losses from sales of $0.2 million.
Change in Fair Value of Derivatives
The gain on the change in fair value of derivative instruments increased by $0.8 million, or 77%, from $1.1 million in the three months ended September 30, 2021 to $1.9 million in the three months ended September 30, 2022 and decreased by $0.9 million, or 14%, from $6.0 million in the nine months ended September 30, 2021 to $5.2 million in the nine months ended September 30, 2022. The change in fair value for the three and nine months ended September 30, 2022 is primarily attributable to the change in our stock price and the resulting valuation at the respective reporting period.
Change in Fair Value of Contingent Earn-out Interests Liability
The gain on the change in fair value of contingent earn-out interests liability was $6.7 million and $24.1 million for the three and nine months ended September 30, 2022, respectively compared to $48.2 million for the three and nine months ended September 30, 2021, respectively. The change in fair value for the three and nine months ended September 30, 2022 is primarily attributable to the change in our stock price and the resulting valuation at the respective reporting period.
Write-off of Subscription Receivable
In 2020, the Company had a promissory note receivable in the amount of $364,000 due from the Company’s COO, Giordano Sordoni. The note was utilized to exercise options granted to him by the Company. The principal balance of the note and the associated accrued interest was subsequently forgiven during the nine months ended September 30, 2021. No similar transaction occurred during the nine months ended September 30, 2022.
Realized Loss on Debt Extinguishment
This represents the loss on the conversion of convertible debt into preferred shares during the nine months ended September 30, 2021. No similar transaction occurred during the nine months ended September 30, 2022.
Provision for income taxes
The Company recorded income tax provision of $0 during each of the three months ended September 30, 2022 and 2021, respectively. The Company recorded income tax provision of $3,000 and $0 during the during the nine months ended September 30, 2022 and 2021, respectively.

Liquidity and Capital Resources

As an early stage growth company, the net losses and cash outflows we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses and cash outflows in accordance with our operating plan as we continue to expand our research and development activities with respect to our vehicles and battery systems, scale our operations to meet anticipated demand and establish our Fleet-as-a-Service product offering. Our ability to access capital when needed is not assured and, if capital is not available to us when and in the amounts needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition and operating results. Global economic conditions have been worsening, with disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the effects of COVID-19, military conflict between Russia and Ukraine, inflation and otherwise. If these conditions persist and deepen, we could experience an inability to access additional capital or our liquidity could otherwise be impacted. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our commercialization, research and development programs and/or other efforts.

We consummated the Business Combination, which resulted in net cash proceeds of approximately $216.7 million. In December 2020, we had the initial closing of our Series A Financing, and in the first quarter of 2021, we completed the Series A Financing, including the conversion of all our convertible notes into shares of Legacy Xos preferred stock. Prior to our Series

A Financing in December 2020 and the Business Combination, we had financed our operations primarily from the sales of convertible notes. As of September 30, 2022, our principal sources of liquidity were our cash and cash equivalents (excluding restricted cash) and investments in marketable debt securities, available-for-sale aggregating $106.1 million. We expect additional debt financing through asset-based lending and/or receivable financing in the future. Our short-term uses of cash are for working capital and to pay interest on our debt and our long-term uses of cash are for working capital and to pay the principal of our indebtedness.

We believe that our existing cash resources, are sufficient to support planned operations for the next 12 months. Additionally, on March 23, 2022, we entered into a Standby Equity Purchase Agreement (the "SEPA") with Yorkville, whereby the Company shall have the right, but not the obligation, to sell to Yorkville up to $125.0 million of its shares of common stock at our request during the 36 months following the execution of the SEPA, subject to certain conditions. As of September 30, 2022, remaining commitment of $120.7 million was available under the SEPA, provided that, pursuant to the issuance of convertible debentures to Yorkville described below, we shall not effect any advance under the SEPA without the prior mutual consent of Yorkville and the Company until the earliest of the date (i) all such convertible debentures have been repaid or converted into common stock or (ii) Yorkville no longer has any right or ability to convert any portion of the convertible debentures into common stock. In connection with the foregoing, the term set forth in the SEPA will be extended for a corresponding number of days. We used the net proceeds received from sales of common stock pursuant to the SEPA to date for working capital and general corporate purposes and expects similar use of proceeds going forward.

Further, on August 11, 2022 and September 21, 2022, we issued to Yorkville convertible debentures in the aggregate principal amount of $35.0 million, with a maturity date of November 11, 2023. Also on August 11, 2022, we issued to Aljomaih a convertible promissory note (the “Original Note”) with a principal amount of $20.0 million and a maturity date of August 11, 2025, pursuant to a note purchase agreement dated August 9, 2022; the note purchase agreement includes an option for Aljomaih to purchase additional convertible notes, on terms and conditions to be negotiated in good faith, in a principal amount of up to an additional $20.0 million. On September 28, 2022, the Company and Aljomaih agreed to amend and restate the Original Note to, among other things, adjust the calculation of the shares of our common stock issuable as interest (as amended and restated, the “Note”). We will use the net proceeds from the Yorkville convertible debentures and the Note for operational liquidity, working capital and general and administrative expenses.

As a result, our management believes that our current financial resources are sufficient to continue operating activities for at least 12 months past the issuance date of the financial statements.
Cash Flows Summary
Summary of cash flow data consisted of the following (in thousands):

	Nine Months Ended September 30,
(in thousands)	2022	2021
Net cash used in operating activities	$(105,597)	$(53,135)
Net cash provided by (used in) investing activities	75,515	(3,343)
Net cash provided by financing activities	60,376	253,507
Net increase in cash and cash equivalents	$30,294	$197,029
Cash Flows from Operating Activities
Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development and selling, general, and administrative activities and working capital needs to support growth in inventory reserves and fluctuations in accounts payable and other current assets and liabilities.
Net cash used in operating activities was $105.6 million for the nine months ended September 30, 2022, primarily consisting of a net loss excluding non-cash expenses and gains of $69.5 million, and net changes in operating assets and liabilities of $36.1 million, including $40.2 million in inventory cost build-up as production ramps up.
Net cash used in operating activities was $53.1 million for the nine months ended September 30, 2021, primarily consisting of a net loss excluding non-cash expenses and gains of $27.2 million, and net changes in operating assets and liabilities of $26.0 million, including $19.0 million in inventory cost build-up in anticipation of production ramp-up.

Cash Flows from Investing Activities
Cash flows from investing activities primarily relate to the sales and maturities of marketable securities, available for sale, offset by capital expenditures to support our growth. Net cash used in capital expenditures is expected to continue to expand.
Net cash provided by investing activities was $75.5 million for the nine months ended September 30, 2022, due to net proceeds from sale of investments in marketable debt securities, available for sale of $87.4 million, offset by property and equipment additions of $11.9 million.
Net cash used in investing activities was $3.3 million for the nine months ended September 30, 2021, due to property and equipment additions.
Cash Flows from Financing Activities
Net cash provided by financing activities was $60.4 million for the nine months ended September 30, 2022, primarily related to proceeds from the (i) issuance of convertible debentures and notes of $54.3 million, (ii) issuance of common stock under the SEPA of $4.3 million and (iii) insurance financing notes, net of payments of $3.1 million, partially offset by (i) taxes paid relating to net-settlement of stock-based awards of $0.3 million, (ii) equipment lease principal payments of $0.8 million and (iii) debt issuance payments of $0.2 million in connection with the convertible debentures and notes.
Net cash provided by financing activities was $253.5 million for the nine months ended September 30, 2021, primarily consisting of the (i) $20.7 million proceeds from the consummation of the Business Combination (net of transaction costs and redemptions), (ii) proceeds from PIPE investment of $196.0 million, (iii) $31.8 million proceeds from additional Series A financing in January and February 2021, (iv) $2.4 million collection of the outstanding subscription receivable and (v) $2.7 million proceeds from the exercise of Legacy Xos Preferred Stock Warrant.
Contractual Obligations and Commitments
We did not have any material contractual obligations or other commitments as of September 30, 2022, other than what’s disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined under the applicable rules and regulations of the SEC.
Critical Accounting Policies and Estimates
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. Our most significant estimates and judgments involve inventory valuation, incremental borrowing rates for assessing operating and financing lease liabilities, useful lives of property and equipment, earn-out shares liability, stock-based compensation, common stock warrant liability and product warranty liability. We base our estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our financial statements.

There were no material changes in our critical accounting policies, as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021.
Recent Accounting Pronouncements
See Note 2 — Basis of Presentation and Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements included in this filing for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.
Internal Control Over Financial Reporting
As disclosed in our 2021 Form 10-K, we were not required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, based on our business combination date and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We excluded management’s report on internal controls over financial reporting pursuant to Section 215.02 of the SEC’s Compliance and Disclosure Interpretations. We are required to disclose changes made in our internal controls and procedures on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC post-merger, which is December 31, 2022. We have begun the process of establishing a system of internal control to support management’s evaluation of internal control subsequent to the completed Business Combination on August 20, 2021.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. As part of our process to establish an effective system of internal controls, management has identified areas of improvement in our preliminary system of internal control over financial reporting that we are working diligently to address.

If we cannot conclude that we have effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the SEC, the NASDAQ or other regulatory authorities. If we fail to remedy any deficiencies or maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties or stockholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our operating results or financial condition.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, and foreign currency exchange rates, as well as risks to the availability of funding sources, hazard events, and specific asset risks.
Interest Rate Risk
The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. We maintain a portfolio of investments in a variety of fixed and variable debt rate securities, including, U.S. treasuries, corporate debt, asset-backed securities, non-U.S. government and supranational bonds and certificate of deposit. As of September 30, 2022, the fair value of investments in marketable debt securities, available-for-sale was $59.7 million. The primary objective of our investment activity is to maintain the safety of principal, and to provide for future liquidity requirements while maximizing yields without significantly increasing risk. While some investments may be securities of companies in foreign countries, all investments are denominated and payable in U.S. dollars. We do not enter into investments for trading or speculative purposes. While our intent is not to sell these investment securities prior to their stated maturities, we may choose to sell any of the securities for strategic reasons including, but not limited to, anticipated capital requirements, anticipation of credit deterioration, duration management and because a security no longer meets the criteria of our investment policy. We do not use derivatives or similar instruments to manage our interest rate risk. We seek to invest in high quality investments. The weighted average rating (exclusive of cash and cash equivalents) was A as of September 30, 2022. Maturities are maintained consistent with our short-, medium- and long-term liquidity objectives.

The following table sets forth the impact on the fair value of our investments as of September 30, 2022 from changes in interest rates based on the weighted average duration of the debt securities in our portfolio (dollars in thousands):

Approximate Change in Fair Value of Investments
Change in Interest Rate	Increase (Decrease)
2% Decrease	$576
1% Decrease	$288
1% Increase	$(288)
2% Increase	$(576)
Foreign Currency Risk
There was no material foreign currency risk for the three and nine months ended September 30, 2022 and 2021.
Inflation and Other Risks
We are exposed to a variety of market and other risks, including the effects of changes in inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks. The U.S. economy is experiencing broad and rapid inflation. We monitor inflation and the effects of changing prices. Inflation increases the cost of goods and services used. If the Company’s costs were to become subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases or mitigate the impact through alternative solutions. Our inability to do so may harm our business, financial condition and results of operations.
Item 4.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
As required by Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out evaluations of the effectiveness of our disclosure controls and procedures as of September 30, 2022. Based upon each of their evaluations, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) were effective as of the end of the quarter ended September 30, 2022.

Changes in Internal Control over Financial Reporting
During the quarter ended September 30, 2022, we continued to be engaged in the process of design and implementation of our internal control over financial reporting in a manner commensurate with the scale of our operations subsequent to the business combination, including the enhancement of our internal and external technical accounting resources.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Part II - Other Information
Item 1.    Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.
Item 1A.    Risk Factors
Our risk factors are described in the “Risk Factors” section of our 2021 Form 10-K. Except as stated below, there have been no material changes to our risk factors since the filing of the 2021 Form 10-K.
We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position, and our business would be adversely affected if we are unable to service our debt obligations and are subject to default.
As of September 30, 2022, we had total indebtedness of approximately $64.3 million. Our substantial indebtedness may:
•limit our ability to use our cash flow or borrow additional funds for working capital, capital expenditures, acquisitions, investments or other general business purposes;
•require us to use a substantial portion of our cash flow from operations to make debt service payments
•limit our flexibility to plan for, or react to, changes in our business and industry, or our ability to take specified actions to take advantage of certain business opportunities that may be presented to us;
•result in dilution to our existing shareholders in the event the Convertible Note or the Convertible Debentures (collectivelythe “Convertible Debt”) is settled in our shares of our common stock;
•place us at a competitive disadvantage compared to our less leveraged competitors; and
•increase our vulnerability to the impact of adverse economic and industry conditions.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance our debt. These alternative measures may not be successful and may not permit us to meet our debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. If we do not make the required payments when due, either at maturity, or at applicable installment payment dates, or if we breach the agreement or become insolvent, the lender could elect to declare all amounts outstanding, together with accrued and unpaid interest, and other payments, to be immediately due and payable. If our indebtedness is accelerated, we cannot assure you that we will have sufficient assets to repay the indebtedness. Any default under our indebtedness would have a material adverse effect on our financial condition and our ability to continue our operations.
Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
Our ability to make payments of the principal of, to pay interest on or any potential prepayments for the Convertible Debt, to the extent applicable, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If the assumptions underlying our cash flow guidance are incorrect, our business may not continue to generate cash flow from operations in the future sufficient to service the Convertible Debentures, and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or issuing additional equity, equity-linked or debt instruments on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. If we are unable to engage in any of these activities or engage in these activities on desirable terms, we may be unable to meet our debt obligations, which would materially and adversely impact our business, financial condition and operating results.
Conversion of the Convertible Debt may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Debt may dilute the ownership interests of our stockholders. Upon conversion of the Convertible Debentures, we must deliver shares of Common Stock, and upon conversion of the Convertible Note, we have the option to pay or deliver, as the case may be, cash, shares of Common Stock, or a combination of cash and shares of Common Stock. If we elect to settle our conversion obligation with respect to the Convertible Note in shares of Common Stock or a combination of cash and shares of Common Stock, any sales in the public market of Common Stock issuable upon such conversion could adversely affect prevailing market prices of Common Stock. In addition, the existence of the Convertible Debt may encourage short selling by market participants because the conversion of the Convertible Debt could be used to satisfy short positions, or anticipated conversion of the Convertible Debt into shares of Common Stock could depress the price of Common Stock.
Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds
On July 1, 2022, we issued 350,000 restricted shares of our Common Stock to Fitzgerald Manufacturing Partners, LLC (“Fitzgerald”) pursuant to the terms of a prior contract manufacturing agreement by and among the Company, Xos Fleet, Inc. (a wholly owned subsidiary of the Company), and Fitzgerald (the “Manufacturing Agreement”). Pursuant to the Manufacturing Agreement, Fitzgerald assembles medium-commercial vehicles for the Company. The Company purchases completed vehicles from Fitzgerald at a price comprised of fixed and variable costs set forth in the Manufacturing Agreement. In addition to the cash compensation for completed vehicles, the 350,000 restricted shares of Common Stock were issued to Fitzgerald and vest pursuant to performance metrics set forth in the Manufacturing Agreement.
On August 9, 2022, we entered into a securities purchase agreement with Yorkville, under which we agreed to sell and issue to Yorkville up to $35.0 million in principal amount of convertible debentures, convertible into shares of our Common Stock, subject to certain conditions and limitations (the “Convertible Debentures”). On August 11, 2022 and September 21, 2022, we issued to Yorkville Convertible Debentures in the aggregate principal amount of $35.0 million, for cash proceeds of $34.3 million.
On August 9, 2022, we entered into a note purchase agreement with Aljomaih, for the issuance of convertible note with a principal amount of $20.0 million (the “Note”). The note purchase agreement includes an option for Aljomaih to purchase additional convertible notes, on terms and conditions to be negotiated in good faith, in a principal amount of up to an additional $20.0 million. On August 11, 2022, we issued the Note to Aljomaih for cash proceeds of $20.0 million.
The issuances of securities in the above transactions were made in reliance on the exemption from registration in Section 4(a)(2) under the Securities Act.

Item 3.    Defaults Upon Senior Securities
None.
Item 4.    Mine Safety Disclosures
Not applicable.
Item 5.    Other Information
None.

Item 6.    Exhibits
(a)Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on August 26, 2021).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on August 26, 2021).
4.1
Amended and Restated Convertible Promissory Note, dated as of September 28, 2022, by and between Xos, Inc. and Aljomaih Automotive Co. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on September 30, 2022).

4.2	Form of Convertible Debenture, by and between Xos, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on August 11, 2022).
10.1	Third Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q filed on August 11, 2022).
10.2
Note Purchase Agreement, dated as of August 9, 2022, by and between Xos, Inc. and Aljomaih Automotive Co. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on August 11, 2022).

10.3
Securities Purchase Agreement, dated as of August 9, 2022, by and between Xos, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on August 11, 2022).

10.4
Registration Rights Agreement, dated as of August 9, 2022, by and between Xos, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on August 11, 2022).

31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XOS, INC.
Date: November 10, 2022	By:	/s/ Dakota Semler
	Name:	Dakota Semler
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: November 10, 2022	By:	/s/ Kingsley E. Afemikhe
	Name:	Kingsley E. Afemikhe
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)